Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:
            Scotiabank earnings top $1 billion in solid third quarter

            <<
            Third quarter highlights;

            -   Earnings per share (diluted) of $0.98 compared to $1.02 last year and
                $0.97 last quarter
            -   Net income of $1.01 billion, versus $1.03 billion last year and
                $0.98 billion last quarter
            -   Return on equity of 21.0%, compared to 21.7% last year
            -   Productivity ratio of 54.3%, versus 53.0% last year
            >>

            TORONTO, Aug. 26 /CNW/ - Scotiabank today reported third quarter net income of $1.01 billion compared with $1.03 billion the same period last year.
Quarter over quarter, net income was up 3% from $980 million, due primarily to higher net interest income, increased customer-driven revenues and strong trading results.
            Diluted earnings per share were $0.98 compared to $1.02 in the same period a year ago and $0.97 last quarter. Return on equity remained strong at
21.0%.
            "Scotiabank's strategy of diversifying across business lines and geographies has enabled the Bank to continue to perform well during a challenging period for the global financial services industry," said President and CEO Rick Waugh. "Total revenue grew 5% from the same period last year, as assets increased a strong $54 billion or 13%, with contributions from all three growth platforms - Domestic Banking, International Banking and Scotia
Capital. These gains were offset by higher provisions for credit losses in some of our retail portfolios, lower capital markets revenues compared to record levels for the same period last year and higher expenses to support growth initiatives. Scotiabank continues to deliver an industry-leading productivity ratio of 54.3%, reflecting our effective cost management discipline. Our balance sheet remains strong and our capital ratios are excellent.
            "Domestic Banking reported a record quarter, with total revenue increasing by 9% compared to a year ago," Mr. Waugh said. "Mortgage growth was recorded in all sales channels, leading to a gain in market share, while personal deposits grew 12% to lead the industry in market-share growth. The business line also benefited from higher wealth management revenues, including a gain in mutual fund market share for the sixth consecutive quarter and growth in commercial and small business lending.
            "Results in International Banking benefited from continued robust organic loan growth, particularly in mortgages and credit cards, strong deposit gains and the positive impact of acquisitions, partly offset by higher taxes and increased provisions for credit losses.
            "Scotia Capital had a strong quarter, benefitting from its diversified portfolio of businesses, with record revenues in Scotia Waterous and fixed income, continued strong contributions from ScotiaMocatta and foreign exchange operations and an increased contribution from its lending businesses. This was partly offset by lower results in derivatives, which achieved record levels in the same quarter last year.
            "The Bank's risk management culture is enabling us to effectively manage through a difficult period in world capital markets.
            "Our capital position remains strong, allowing the Bank to continue to pursue strategic acquisitions and ongoing business development opportunities.
            "The second half of 2008 is showing improvement compared to the first two quarters of the fiscal year, with continued asset growth in all three business lines and a rebound in capital markets activity. While we are on track to achieve three of our four key financial and operational targets, with slower global growth it is unlikely that we will meet our EPS growth objectives as set at the end of last year."

            <<
            Year-to-date performance versus key 2008 financial and operational objectives was as follows:

            1.  Target: Earn a return on equity (ROE)(1) of 20 to 23%. For the nine months Scotiabank earned an ROE of 20.3%.

            2.  Target: Generate growth in earnings per common share (diluted) of
                7 to 12%. Our year-over-year growth in earnings per share was negative 9%.

            3.  Target: Maintain a productivity ratio of less than 57%. Scotiabank's ratio was 55.1% for the nine months.

            4.  Target: Maintain sound capital ratios. At 9.8%, Scotiabank's Tier 1 capital ratio remains strong by Canadian and International standards.

            (1) Refer to non-GAAP measures discussion further below.

            FINANCIAL HIGHLIGHTS

                                                     As at and               For the
                                    for the three months ended     nine months ended
            -------------------------------------------------------------------------
                                 July 31   April 30    July 31    July 31    July 31
            (Unaudited)             2008       2008       2007       2008       2007
            -------------------------------------------------------------------------
            Operating results
             ($ millions)
            Net interest income    1,946      1,873      1,812      5,633      5,382
            Net interest income
             (TEB(1))              2,049      1,973      1,913      5,954      5,697
            Total revenue          3,374      3,172      3,201      9,385      9,412
            Total revenue
             (TEB(1))              3,477      3,272      3,302      9,706      9,727
            Provision for credit
             losses                  159        153         92        423        175
            Non-interest expenses  1,889      1,794      1,752      5,352      5,202
            Provision for income
             taxes                   287        209        296        689        859
            Provision for income
             taxes (TEB(1))          390        309        397      1,010      1,174
            Net income             1,010        980      1,032      2,825      3,091
            Net income available
             to common
             shareholders            978        958      1,016      2,750      3,056
            -------------------------------------------------------------------------
            Operating performance
            Basic earnings per
             share ($)              0.99       0.97       1.03       2.79       3.09
            Diluted earnings per
             share ($)              0.98       0.97       1.02       2.77       3.06
            Return on equity
             (%)(l)                 21.0       21.4       21.7       20.3       22.2
            Productivity ratio
             (%) (TEB(1))           54.3       54.8       53.0       55.1       53.5
            Net interest margin
             on total average
             assets (%) (TEB(1))    1.79       1.76       1.86       1.78       1.90
            -------------------------------------------------------------------------

            Balance sheet
             information
             ($ millions)
            Cash resources and
             securities          124,079    129,749    121,633
            Loans and
             acceptances         283,742    267,875    233,004
            Total assets         462,407    452,573    408,115
            Deposits             332,469    322,438    286,985
            Preferred shares       2,560      2,210      1,290
            Common shareholders'
             equity               18,801     18,213     18,377
            Assets under
             administration      207,433    202,266    198,786
            Assets under
             management           37,842     32,917     31,031
            -------------------------------------------------------------------------
            Capital measures(2)
            Tier 1 capital
             ratio (%)               9.8        9.6        9.7
            Total capital
             ratio (%)              11.5       11.7       10.6
            Tangible common
             equity to risk-
             weighted assets(1)
             (%)                     7.6        7.5        7.7
            Risk-weighted assets
             ($ millions)        225,801    218,878    219,771
            -------------------------------------------------------------------------
            Credit quality
            Net impaired loans(3)
             ($ millions)          1,009        845        584
            General allowance for
             credit losses
             ($ millions)          1,323      1,323      1,298
            Net impaired loans as
             a % of loans and
             acceptances(3)         0.36       0.32       0.25
            Specific provision
             for credit losses as
             a % of average loans
             and acceptances
             (annualized)           0.23       0.24       0.16       0.22       0.12
            -------------------------------------------------------------------------
            Common share
             information
            Share price ($)
              High                 52.51      50.00      54.67      54.00      54.73
              Low                  41.95      42.00      48.91      41.95      48.80
              Close                49.98      47.82      49.45
            Shares outstanding
             (millions)
              Average - Basic        989        986        988        986        990
              Average - Diluted      994        992        996        993        999
              End of period          990        987        982
            Dividends per share
             ($)                    0.49       0.47       0.45       1.43       1.29
            Dividend yield (%)       4.1        4.1        3.5        4.0        3.3
            Dividend payout
             ratio(4) (%)           49.6       48.4       43.7       51.3       41.8
            Market capitalization
             ($ millions)         49,475     47,194     48,578
            Book value per common
             share ($)             18.99      18.45      18.71
            Market value to book
             value multiple          2.6        2.6        2.6

            Price to earnings
             multiple (trailing
             4 quarters)            13.4       12.7       12.4
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            Other information
            Employees(5)          62,209     62,143     57,152
            Branches and
             offices(5)            2,557      2,529      2,289
            -------------------------------------------------------------------------

            (1) Non-GAAP measure. Further below refer to a discussion of these measures.
            (2) Effective November 1, 2007, regulatory capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods were determined in accordance with Basel I rules.
            (3) Net impaired loans are impaired loans less the specific allowance for credit losses.
            (4) Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.
            (5) Certain amounts for prior periods have been restated to include final numbers for all new acquisitions.

            MESSAGE TO STAKEHOLDERS

            Strategies for success
            >>

            Global financial markets remained turbulent during the third quarter of
2008. Despite these challenging conditions, Scotiabank's results continued to improve. Once again, we achieved solid results by executing our strategy, including our three key business priorities: sustainable revenue growth, effective capital management and leadership development.
            We continued to use our capital to fund both strategic acquisitions and ongoing business initiatives that support our growth objectives. During the quarter, we announced a definitive agreement to purchase E(x)TRADE Canada from its U.S.-based parent for US$442 million. This acquisition will double
Scotiabank's footprint in the Canadian online investing market and further supports the growth of our wealth management business.
            We demonstrated our confidence in the Peruvian market and enhanced our growth strategy through a number of recent acquisitions, including increasing our stake in Scotiabank Peru from 78% to 98% by purchasing shares owned by the
Italian bank Intesa Sanpaolo S.p.A.
            We also established an agreement with HDFC Bank in India, which will enable Scotiabank to reach out to people in India who are immigrating to
Canada and, at the same time, provide our customers in Canada with a referral to one of the leading financial institutions in India.
            ScotiaMocatta, the precious metals arm of Scotia Capital, was granted membership as a Foreign Financial Member of the Shanghai Gold Exchange (SGE),
China's leading precious metals exchange, which will allow us to trade gold, silver and platinum through ScotiaMocatta's branch in Guangzhou, in southern
China.
            While market conditions remain challenging, we continue to be encouraged by the solid results recorded by our three business lines, our risk management discipline, and the ability of our great team of people. Through their feedback to our annual employee survey, ViewPoint, Scotiabank employees around the world told us they continue to value their employment experience. The 2008
Employee Satisfaction Index (ESI), which measures overall employee satisfaction, came in at 86% and the Diversity Index (DI), which measures employee perception of respect and management sensitivity to work/life demands, is 88%.
            As we enter the final months of 2008, we are focused on continuing to effectively execute our strategies and priorities in order to be well-positioned for continued growth in 2009.

            <<
            2008 Objectives - Our Balanced Scorecard

            Financial

            -   Return on equity of 20-23%
            -   Diluted earnings per share growth of 7-12%
            -   Long-term shareholder value through increases in dividends and stock price appreciation

            Operational

            -   Productivity ratio of (less than)57%
            -   Sound ratings
            -   Strong practices in corporate governance and compliance processes
            -   Sound capital ratios

            Customer

            -   High levels of customer satisfaction and loyalty
            -   Deeper relationships with existing customers
            -   New customer acquisition

            People

            -   High levels of employee satisfaction and engagement
            -   Enhance diversity of workforce
            -   Commitment to corporate social responsibility and strong community involvement

            ACHIEVEMENTS

            Domestic Banking

            -   Scotiabank has reached an agreement to purchase E(x)TRADE Canada subject to regulatory approvals. With $4.7 billion in assets under administration and 190 employees, E(x)TRADE Canada is a top-ranked online brokerage, offering a variety of products and services to retail and institutional investors. The completion of this deal will double Scotiabank's footprint in the Canadian online investing market and demonstrates our commitment to grow our wealth management business and drive revenue growth.
            -   We launched "Bank The Rest(TM)", an innovative savings program to help customers increase their savings every time they use their
                ScotiaCard. Customers can now turn everyday debit purchases into savings when they choose to round up their total purchase amount to the nearest dollar or five dollars, and have the difference deposited automatically into their Scotiabank Money Master High Interest
                Savings account. This program is the first of its kind in Canada, giving Scotiabank a key competitive advantage.
            -   As part of the Bank's "Get Growing to a Million" campaign, which helps small business owners identify strategies to grow their businesses, we rolled out an innovative way to reach this market segment. Using a specially-equipped travelling RV, our small business team is in the middle of a five-month cross-country tour to more than
                70 communities across Canada. At each stop we communicate the unique tools and resources that we've built to help them take their businesses to the next level.

            International Banking

            -   We continue to build out our distribution footprint in order to expand our customer base in key markets. During the quarter we opened
                22 new branches, including 15 in Mexico. We also opened a
                representative office in Turkey.
            -   In Peru, a key Latin American market, we continue to expand into complementary businesses with the purchase of a 47.5% interest in
                Profuturo, a private Peruvian pension fund. Profuturo is the country's fourth largest private pension fund, with a 23% market share by number of customers and a 17% share of revenues. Scotiabank will be working in partnership with a group of Profuturo's existing local shareholders to manage the company.
            -   For the second consecutive year, Scotiabank Jamaica was awarded the
                MasterCard Worldwide Global Quality Gold Award for excellence in operational achievements. The award recognizes exceptional performance in operations quality.

            Scotia Capital

            -   ScotiaMocatta was granted membership in the Shanghai Gold Exchange,
                China's leading precious metals exchange. This is the first time that a branch of a foreign bank has been given membership.
            -   Scotia Capital acted as joint bookrunner on a US$1.3 billion multi-
                tranche offering of collateral trust bonds by National Rural
                Utilities Cooperative Finance Corporation. The transaction was the largest US dollar bond offering ever led by Scotia Capital.
            -   Scotia Waterous acted as exclusive financial advisor to Hupecol
                Caracara LLC, on its sale of Colombian oilfield assets for
                US$920 million to CEPSA Colombia S.A., a wholly owned subsidiary of
                Compania Espanola de Petroleos, S.A.
            -   Scotia Capital acted as exclusive financial advisor to Hecla Mining
                Co., on its US$750 million purchase of Rio Tinto's interest in the
                Greens Creek silver mine. Associated with the transaction, Scotia
                Capital also acted as sole lead arranger and administrative agent on
                US$380 million of credit facilities, and provided the interest rate hedging program.

            Employee highlights

            -   The results of our annual ViewPoint Employee Survey show that
                Scotiabank continues to be a global employer of choice, despite a very challenging business climate. This year, 82% of employees worldwide participated in the survey, and their feedback indicates that employee satisfaction remains high, as measured by the two key indices. The 2008 Employee Satisfaction Index (ESI), which measures the overall level of satisfaction, came in at 86% and the Diversity
                Index (DI), which measures employees' perceptions of respect and management sensitivity to work/life demands, was 88%.

            Community involvement

            -   Scotiabank was the premier sponsor of the 5th World Conference on
                Breast Cancer, held in Winnipeg in June. The conference takes place every three years to promote networking, public education and research on this important topic, which affects too many people around the world. During April and May, Canadian Scotiabank branches accepted donations for lapel pins to help defray expenses for some
                150 delegates who would otherwise have been unable to attend.
                Scotiabank matched the funds raised, dollar for dollar, for a total donation of more than $207,000. Sixty Winnipeg branch employees also served as conference volunteers.
            -   Scotiabank El Salvador continued its support of the Salud Escolar
                Integral project with Brock University by providing them with the
                $120,500 needed to continue their work this year. It is a program that works with a national university in El Salvador to teach physical education as an integral part of education in the
                Salvadorean school system and allows for the teaching of health, self-respect and non-violence.

            MANAGEMENT'S DISCUSSION & ANALYSIS

            -------------------------------------------------------------------------
            Forward-looking statements
            >>

            Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S.
Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United
States Private Securities Litigation Reform Act of 1995 and any applicable
Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian,
United States and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent,"
"estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "should," "would" and "could."
            By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; operational and reputational risks;
the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes;
global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the
Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors;
judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 56 of the Bank's 2007 Annual Report.

            The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
            The "Outlook" section in this document is based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted
factors when reviewing this section.
            -------------------------------------------------------------------------

            Additional information relating to the Bank, including the Bank's Annual
Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov

            Non-GAAP Measures

            The Bank uses a number of financial measures to assess its performance.
Some of these measures are not calculated in accordance with Generally
Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used in our
Management's Discussion and Analysis further below. They are defined below:

            Taxable equivalent basis

            The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before-tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's. The TEB gross-up to net interest income and to the provision for income taxes in the current period is $103 million versus
$101 million in the same quarter last year and $100 million last quarter. For the nine months, the TEB gross-up to net interest income and the provision for income taxes was $321 million compared to $315 million for the same period last year.
            For purposes of segmented reporting, a segment's net interest income and provision for income taxes are grossed up by the taxable equivalent amount.
The elimination of the TEB gross up is recorded in the "Other" segment.

            Productivity ratio (TEB)

            Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.

            Net interest margin on total average assets (TEB)

            This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.

            Operating leverage

            The Bank defines operating leverage as the rate of growth in total revenue on a taxable equivalent basis, less the rate of growth in expenses.

            Return on equity

            Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. The implementation of the new accounting standards for financial instruments in the first quarter of 2007 resulted in certain unrealized gains and losses being reflected in a new component of shareholders' equity. The Bank calculates its return on equity using average common shareholders' equity, including all components of shareholders' equity.

            Economic equity and Return on economic equity

            For internal reporting purposes, the Bank allocates capital to its business segments using a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount allocated is commonly referred to as economic equity. Return on equity for the business segments is based on the economic equity allocated to the business segments. The difference between the economic equity amount required to support the business segments' operations and the Bank's total equity is reported in the "Other" segment.

            Tangible common equity to risk-weighted assets

            Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total shareholders' equity plus non-controlling interest in subsidiaries, less preferred shares, unrealized gains/losses on available-for-sale securities and cash flow hedges, goodwill and other intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets.
            Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of
Financial Institutions Canada (OSFI).

            <<
            Group Financial Performance and Financial Condition

            August 26, 2008
            >>

            Scotiabank's earnings gained momentum this quarter, with net income of
$1,010 million. Although down 2% or $22 million from the same period last year, net income was up 3% or $30 million from last quarter.
            Compared to the same period last year, higher net interest income from acquisitions and organic asset growth, and increased customer-driven revenues were more than offset by increased provisions for credit losses, lower capital markets revenues, higher expenses to support growth initiatives and the negative impact of foreign currency translation.
            Quarter-over-quarter, net income was bolstered mainly by growth in net interest income, stronger capital markets revenues, higher customer-driven revenues and increased net gains on non-trading securities. These items were partly offset by higher compensation-related expenses and the impact of a higher effective tax rate.
            Net income for the nine months was $2,825 million, $266 million or 9%
lower than the same period last year. The higher net interest income from strong asset growth, the positive net contribution of acquisitions and a lower effective tax rate were more than offset by higher provisions for credit losses, lower trading revenues and writedowns on certain structured credit instruments recorded this year. Higher expenses and the negative impact of foreign currency translation also contributed to the lower year-to-date net income.

            Total revenue

            Total revenue (on a taxable equivalent basis) was $3,477 million this quarter, up $175 million or 5% from the same period last year and $205 million or 6% from last quarter. Year-over-year growth reflected higher net interest income and growth in customer-driven revenues, along with the contributions from recent acquisitions. These were partly offset by lower capital markets revenues and the impact of foreign currency translation.
            The increase from last quarter was due primarily to increased net interest income, resulting from asset growth in International and Domestic and two additional days in the quarter, higher trading revenues and securities gains and broad-based increases across customer-driven revenue categories.
            For the nine months, total revenue of $9,706 million was down $21 million from the same period last year.

            Net interest income

            Net interest income (on a taxable equivalent basis) was $2,049 million, up $136 million or 7% from the same quarter last year and $76 million or 4%
from last quarter.
            The increase from last year was driven by asset growth in all business lines, particularly in retail and corporate loans, including strong contributions from acquisitions. Partly offsetting these were compression in the margin and the negative impact of foreign currency translation.
            The strong quarter-over-quarter growth in net interest income was due primarily to continued asset growth, two additional days in the quarter and the favourable impact of derivatives used for asset/liability management.
            Year-to-date net interest income grew to $5,954 million, an increase of
$257 million or 5% from the same period last year. The growth was driven by solid organic asset growth and the contribution of recent acquisitions, partly offset by the negative impact of foreign currency translation and compressed margins, as a result of a relative increase in wholesale funding costs and losses on derivatives used for asset/liability management.
            The Bank's interest margin was 1.79%, compared to 1.86% last year and
1.76% last quarter. Compared to the prior year, the reduction in the margin was mainly due to the negative impact of fair value changes on derivatives used for asset/liability management, a change in asset mix, including growth in lower-yielding variable rate mortgages, and the relative increase in wholesale funding costs. The margin was slightly up quarter over quarter due to a decline in trading assets.

            Other income

            This quarter's other income was $1,428 million, $39 million or 3% higher than the same period last year. This growth was broad-based across all categories of customer-driven revenues due to increased customer activity and including contributions from acquisitions. In addition there was higher securitization income. These increases were partly offset by lower trading revenues, compared to the particularly strong revenues realized last year, lower net gains on non-trading securities and the negative impact of foreign currency translation.
            Compared to the previous quarter, the increase of $129 million or 10% was due primarily to broad-based growth in customer-driven transactions, strong investment banking and trading revenues particularly in derivative trading, and higher net gains on non-trading securities.
            For the nine-month period, other income was $3,752 million, a decline of
$278 million or 7% from the same period last year, due primarily to lower trading revenues, writedowns on certain structured credit instruments recorded this year, lower underwriting fees, and the negative impact of foreign currency translation. Partly offsetting these items were increased customer-driven revenues, and higher mutual fund and securitization income.

            Provision for credit losses

            The provision for credit losses was $159 million this quarter, up
$67 million from the same period last year and $6 million from last quarter.
The higher level this quarter compared to a year ago was due to higher provisions in the retail portfolios in International Banking, as well as provision increases in Scotia Capital and Domestic Banking. Further discussion on credit risk is provided below.

            Non-interest expenses and productivity

            Non-interest expenses of $1,889 million this quarter rose $137 million or
8% from last year. The increase was attributable to ongoing business and growth initiatives, including branch expansions in Canada, Mexico, Chile and
Peru, and the impact of recent acquisitions. In addition there was a
$28 million provision for contractual indemnities related to the Bank's initial acquisition in Peru. Partly offsetting these increases were the positive impact of foreign currency translation and lower performance-based compensation, in line with the decline in trading revenues.
            Quarter over quarter, non-interest expenses were up $95 million or 5%.
The increase was due primarily to growth in salaries and benefits expenses and the indemnity provision in Peru. The rise in salaries and benefits was reflective of two additional days this quarter, increased performance-based compensation from stronger trading and volume-related commissionable revenues and higher stock-based compensation. Partly offsetting these items were lower professional fees.
            For the nine-month period, non-interest expenses were $5,352 million, up
$150 million or 3% from $5,202 million reported last year. The growth was primarily from acquisitions and ongoing growth initiatives and thus impacted most categories. These items were partly offset by the positive impact of foreign currency translation, lower stock-based compensation and lower performance-based compensation due to lower trading revenues.
            The productivity ratio was 54.3% this quarter, compared to 53.0% reported for the same period last year and 54.8% last quarter. The Bank's operating leverage this quarter was negative 2.6% compared to the same period last year, and positive 0.9% over the second quarter. The year-to-date operating leverage was negative 3.1%, partly as a result of the writedowns on certain structured credit instruments this year, and lower trading revenues compared to the particularly strong revenues recorded last year.

            Taxes

            The effective tax rate for this quarter was 21.7% compared to 21.8% in the same quarter last year and 17.0% last quarter. The decrease from a year ago was marginal due primarily to a reduction in the statutory tax rate in
Canada offset by lower levels of income in lower tax rate jurisdictions. The increase from the previous quarter was driven mainly by reduced tax-exempt dividend income and lower levels of income in lower tax rate jurisdictions.
            The year-to-date effective tax rate was 19.1%, compared to 21.3% for the same period last year.

            Risk management

            The Bank's risk management policies and practices are unchanged from those outlined in pages 56 to 67 of the 2007 Annual Report.

            Credit risk

            The specific provision for credit losses was $159 million in the third quarter, compared to $92 million in the same period last year and $153 million in the previous quarter.
            The provision for credit losses was $99 million in the Domestic Banking portfolios, up from $77 million in the same quarter last year. The increase from last year was due to higher provisions in the commercial and retail portfolios. The change in commercial provisions was related primarily to two accounts and to increases in small business banking. The retail provisions were mainly volume related due to Scotia Dealer Advantage, offset partially by a reduction in provisions for other personal loans. Provisions for credit losses declined $3 million from last quarter.

            International Banking's provision for credit losses was $56 million in the third quarter, up $31 million compared to the same period last year, but down $4 million from the prior quarter. The increase from the same quarter last year was due mainly to retail asset growth, the acquisition in Chile, higher commercial provisions in the Caribbean and Asia, and an increased retail delinquency rate in Mexico. Higher retail provisions in Mexico and Peru were partially offset by larger net commercial recoveries and reversals, mostly in Mexico. The slight quarter-over-quarter decline in provisions was primarily attributable to Mexico and Peru, where higher recoveries and reversals of commercial provisions no longer required, were partially offset by higher retail provisions.
            Scotia Capital's provision for credit losses was $4 million in the third quarter, compared to net recoveries of $10 million in the third quarter of last year and net recoveries of $9 million in the second quarter. The increase from both the third quarter last year and the previous quarter was related primarily to one new provision in the U.S.
            Total net impaired loans, after deducting the allowance for specific credit losses, were $1,009 million as at July 31, 2008, an increase of
$164 million from last quarter, primarily in International and Scotia Capital.
The general allowance for credit losses was $1,323 million as at July 31,
2008, unchanged from last quarter.

            Market risk

            Value at Risk (VaR) is a key measure of market risk in the Bank's trading activities. In the third quarter, the average one-day VaR was $15.8 million compared to $15.6 million for the same quarter last year as increased interest rate risk exposures were offset by reduced equity risk. Compared to the second quarter, the average one-day VaR increased from $14.6 million to $15.8 million due primarily to a reduction in the diversification benefit between risk factors.

            <<
                                                   Average for the three months ended
            -------------------------------------------------------------------------
            Risk factor                                July 31   April 30    July 31
            ($ millions)                                  2008       2008       2007
            -------------------------------------------------------------------------
            Interest rate                            $    13.0  $    12.8  $     9.0
            Equities                                       3.5        3.0        8.7
            Foreign exchange                               0.9        1.3        2.0
            Commodities                                    3.0        3.6        1.3
            Diversification                               (4.6)      (6.1)      (5.4)
            -------------------------------------------------------------------------
            All-Bank VaR                             $    15.8  $    14.6  $    15.6
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            There were 11 trading loss days in the third quarter, compared to 21 days in the previous quarter, a reflection of a lower level of market volatility during the quarter. The losses were well within the range predicted by VaR.

            Liquidity risk

            The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank's obligations. As at July 31, 2008, liquid assets were $107 billion or 23% of total assets compared to $112 billion or 25% of total assets at April 30,
2008. The mix of these assets between securities and other liquid assets, including cash and deposits with banks, was 68% and 32%, respectively
(April 30, 2008 - 70% and 30%, respectively).
            In the course of the Bank's day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at July 31, 2008, total assets pledged or sold under repurchase agreements were $69 billion, unchanged from April 30,
2008.

            Related party transactions

            There were no changes to the Bank's procedures and policies for related party transactions from those outlined on pages 72 and 122 of the 2007 Annual
Report. All transactions with related parties continued to be at market terms and conditions.

            Balance sheet

            The Bank's total assets at July 31, 2008, were $462 billion, up
$50 billion or 12% from October 31, 2007, including a $16 billion positive impact from foreign currency translation and the acquisition of Banco del
Desarrollo. Growth was widespread across most asset categories, including retail, commercial and corporate lending. Compared to the prior quarter, assets grew by $9 billion.
            The Bank's loan portfolio grew $45 billion or 20% from October 31, 2007, including $7 billion from foreign currency translation. On the retail lending side, domestic residential mortgage growth was $15 billion, before securi-tization of $3 billion. The International acquisition of Banco del
Desarrollo in Chile contributed $1 billion to the increase in mortgages.
Personal loans were up $7 billion, with all regions experiencing positive growth.
            Business and government loans increased $26 billion from October 31,
2007, or $21 billion excluding the impact of foreign currency translation.
Loans in Scotia Capital were up $11 billion on the corporate lending side as well as to support trading operations. In International Banking, business and government loans increased $13 billion. The acquisition of Banco del
Desarrollo contributed $3 billion, and loans in Asia and the Caribbean grew
$5 billion and $2 billion, respectively.
            Securities increased by $2 billion from October 31, 2007.
Available-for-sale securities increased $6 billion, offset by a decrease in trading securities of $4 billion. The decrease in trading securities was primarily due to a reduction in the size of the equity securities portfolio.
As at July 31, 2008, the unrealized gains on available-for-sale securities were $207 million (after related derivative and hedge amounts), down $348 million from last quarter, due mainly to sales of securities during the quarter, decreases in the market value of equity securities and the reduction in the value of certain debt securities, as credit spreads widened.
            Total liabilities were $441 billion as at July 31, 2008, an increase of
$48 billion or 12% from October 31, 2007, including a $17 billion impact from foreign currency translation.
            Total deposits were up $44 billion from October 31, 2007, or 15%, including $11 billion impact due to foreign currency translation and
$6 billion from the acquisition of Banco del Desarrollo. Personal deposits increased $12 billion, including $2 billion growth in domestic personal GICs.
Non-retail deposits, including bank, business and government deposits were up
$32 billion, including the impact of foreign currency translation of
$10 billion. This increase was primarily to fund the Bank's strong asset growth.
            Total shareholders' equity rose $2.6 billion from October 31, 2007. The increase was due primarily to internal capital generation of $1.3 billion, the issuance of $925 million non-cumulative preferred shares in the first nine months, and a $146 million increase in accumulated other comprehensive income.
The increase in unrealized exchange gains relating to the Bank's foreign operations due to the weakening of Canadian dollar was mostly offset by lower unrealized losses on other components of comprehensive income.

            <<
            Capital management

            Implementation of the revised Basel framework
            >>

            The revised Basel Capital framework (Basel II) became effective for
Canadian banks on November 1, 2007. Basel II is designed to more closely align regulatory capital requirements with the individual risk profile of banks by introducing substantive changes to capital requirements for credit risk and an explicit new capital charge for operational risk.
            Under Basel II, there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank's internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are
required to have sophisticated risk management systems for the calculation of credit risk regulatory capital and application of this approach could result in less regulatory capital than the use of the alternative approaches. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. However, in order to limit sudden declines in the capital levels for the industry in aggregate, transitional capital floors were introduced for the first two years after full implementation of AIRB. A minimum capital floor of 90% of the Basel I calculation will apply in the first year of full approval, and 80% in the second year. Since receiving regulatory approval in the second quarter, the Bank applies the 90% floor.
            The Bank received approval, with conditions, from OSFI to use AIRB for material Canadian, U.S. and European portfolios effective November 1, 2007.
The remaining significant credit portfolios are targeted for implementation of
AIRB in November 2010. In the interim period, the Bank will use the standardized approach for these portfolios. As well, the Bank is using the standardized approach to calculate the operational risk capital requirements.
The capital requirements for market risk are substantially unchanged for the
Bank.

            Capital ratios

            The Bank continues to maintain a strong capital position. The Tier 1 and the Total capital ratios as at July 31, 2008 under Basel II were 9.8% and
11.5%, respectively, compared to 9.6% and 11.7% at April 30, 2008.
            The Tier 1 ratio increased by 20 basis points, as internal capital generation and the issue of $350 million non-cumulative preferred shares more than offset the impact of an increase in risk-weighted assets from organic asset growth. The total capital ratio declined by 20 basis points, due primarily to the planned early redemption of $425 million of subordinated debentures.
            The tangible common equity (TCE) ratio was 7.6% as at July 31, 2008, compared to 7.5% at April 30, 2008.

            Financial instruments

            Given the nature of the Bank's main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank's business. There are various measures that reflect the level of risk associated with the Bank's portfolio of financial instruments.
Further discussion of some of these risk measures is included in the Risk
Management section above.
            The methods of determining the fair value of financial instruments are detailed on pages 69 and 70 of the 2007 Annual Report. Management's judgment on valuation inputs is necessary when observable market data is not available, and management applies judgment in the selection of valuation models.
Uncertainty in these estimates and judgments can affect fair value and financial results recorded.
            During this quarter, changes in the fair value of financial instruments generally arose from existing economic, industry and market conditions.

            Total derivative notional amounts were $1,485 billion at July 31, 2008, compared to $1,287 billion at October 31, 2007, with the change occurring across most derivative categories. The percentage of those derivatives held for trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount, after taking into account master netting arrangements and eligible financial collateral, was
$22 billion, compared to $21 billion last year end.

            Financial stability forum disclosures

            In April 2008, the Financial Stability Forum, based on the request of G7
Ministers and Central Bank Governors, released its report on recent conditions in the credit market. Among others, a key recommendation of the report was to enhance transparency by providing enhanced risk disclosures on financial instruments which markets consider to be higher risk, including off-balance sheet vehicles and structured products. Based on these recommendations, the
Bank has provided additional disclosures below in the Off-balance sheet arrangements and Selected credit instruments sections.

            Off-balance sheet arrangements

            In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements. These arrangements are primarily in three categories: Variable
Interest Entities (VIEs), securitizations, and guarantees and other commitments. No material contractual obligations were entered into this quarter by the Bank that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

            Multi-seller conduits sponsored by the Bank

            The Bank sponsors three multi-seller conduits, two of which are
Canadian-based and one in the United States. The Bank earns commercial paper issuance fees, program management fees and liquidity fees from these multi-seller conduits which totaled $16 million in the third quarter ($15 million in the previous quarter).
            As further described below, the Bank's exposure to these off-balance sheet conduits primarily consists of liquidity support, program-wide credit enhancement and temporary holdings of commercial paper. The Bank monitors these exposures to ensure it is not required to consolidate the assets and liabilities of the conduit.

            Canada

            The Bank's primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $5.2 billion as at July 31, 2008 (April 30, 2008 - $6.0 billion). At quarter end, the Bank held approximately 4% of the total commercial paper issued by these conduits.
The following table presents a summary of assets held by the Bank's two
Canadian multi-seller conduits as at July 31, 2008 and April 30, 2008 by underlying exposure:

            <<
                                                           As at July 31, 2008
                                                -------------------------------------
                                                    Funded     Unfunded        Total
            ($ millions)                            assets  commitments   exposure(1)
            -------------------------------------------------------------------------
            Auto loans/leases                    $   3,000    $     192    $   3,192
            Equipment loans                          1,063           64        1,127
            Trade receivables                          203           93          296
            Residential mortgages                       95            1           96
            Retirement savings plan loans              178            4          182
            Loans to closed-end mutual funds           164          160          324
            -------------------------------------------------------------------------
            Total(2)                             $   4,703    $     514    $   5,217
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                                                           As at April 30, 2008
                                                -------------------------------------
                                                    Funded     Unfunded        Total
            ($ millions)                            assets  commitments   exposure(1)
            -------------------------------------------------------------------------
            Auto loans/leases                    $   3,629    $     329    $   3,958
            Equipment loans                          1,013           71        1,084
            Trade receivables                          207           89          296
            Residential mortgages                      102            2          104
            Retirement savings plan loans              204            4          208
            Loans to closed-end mutual funds           194          184          378
            -------------------------------------------------------------------------
            Total(2)                             $   5,349    $     679    $   6,028
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Exposure to the Bank is through global-style liquidity facilities and letters of guarantee.
            (2) These assets are substantially sourced from Canada.
            >>

            Substantially all of the conduits' assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Approximately 27% of the funded assets are externally rated AA- or higher, and the balance of the funded assets have an equivalent rating of AA- or higher based on the Bank's internal rating program. There are no non-investment grade rated assets held in these conduits. The funded assets have a weighted average repayment period of approximately one year (April 30, 2008 - 1.1 years), with 71% maturing within three years. There is no exposure to U.S. subprime mortgage risk within these two conduits.

            United States

            The Bank's primary exposure to the U.S.-based conduit is the liquidity support and program-wide credit enhancement provided, with total liquidity facilities of $11.8 billion as at July 31, 2008 (April 30, 2008 -
$12.2 billion). Program-wide credit enhancement is provided to absorb a portion of the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific credit enhancement. At quarter-end, the Bank did not hold any commercial paper issued by this conduit.
            The following table presents a summary of assets held by the Bank's U.S.
multi-seller conduit as at July 31, 2008, and April 30, 2008, by underlying exposure:

            <<
                                                           As at July 31, 2008
                                                -------------------------------------
                                                    Funded     Unfunded        Total
            ($ millions)                            assets  commitments   exposure(1)
            -------------------------------------------------------------------------
            Credit card/consumer receivables     $     981    $     732    $   1,713
            Auto loans/leases                        2,849        1,016        3,865
            Trade receivables                        1,886        1,511        3,397
            Loans to closed-end mutual funds           663          578        1,241
            Diversified asset-backed securities        806           16          822
            CDOs/CLOs(2)                               338            -          338
            Corporate loans(3)                         316          103          419
            -------------------------------------------------------------------------
            Total(4)                             $   7,839    $   3,956    $  11,795
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                                                           As at April 30, 2008
                                                -------------------------------------
                                                    Funded     Unfunded        Total
            ($ millions)                            assets  commitments   exposure(1)
            -------------------------------------------------------------------------
            Credit card/consumer receivables     $   1,012    $      675   $   1,687
            Auto loans/leases                        2,836         1,108       3,944
            Trade receivables                        1,552         1,585       3,137
            Loans to closed-end mutual funds           634           835       1,469
            Diversified asset-backed securities        805            16         821
            CDOs/CLOs(2)                               332             -         332
            Corporate loans(3)                         317           506         823
            -------------------------------------------------------------------------
            Total(4)                             $   7,488    $    4,725   $  12,213
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Exposure to the Bank is through program-wide credit enhancement and global-style liquidity facilities.
            (2) These assets have an external rating of AA or above.
            (3) These assets represent secured loans that are externally rated investment grade.
            (4) These assets are sourced from the U.S.
            >>

            Approximately 20% of the conduit's funded assets are externally rated A or higher, and a further 70% of the funded assets have an equivalent rating of
A or higher based on the Bank's internal rating program. There are no non-investment grade assets held in this conduit. The funded assets have a weighted average repayment period of approximately 1.2 years (April 30, 2008 -
1.1 years), with 75% maturing within five years.
            The conduit has investments in two pools of diversified asset-backed securities. These pools are guaranteed by monoline insurers and are rated investment grade based on the Bank's internal rating program. The assets underlying these securities are primarily retail loans, including U.S. home equity, student loans and residential mortgage-backed securities. Exposure to
U.S. subprime mortgage risk within these securities was approximately
$24 million as at July 31, 2008 (April 30, 2008 - $24 million).
            Collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs) represent five investments averaging $68 million in externally rated AAA notes issued by synthetic CDOs/CLOs. The credit protection sold by the CDOs is on a referenced portfolio of corporate debt which is externally rated investment grade. There is no direct or indirect risk to U.S. subprime mortgages within these CDOs. The underlying referenced corporate debt is well diversified with no single weighted average industry exposure exceeding 16% of the portfolio.
            A significant portion of the conduit's assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection or cash reserve accounts. Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of asset purchase agreements, and is generally structured such that non-defaulted assets would be purchased by the Bank at the conduit's original cost. In the future, if any of these assets fall below investment grade levels, the Bank would likely be required to purchase the assets at the conduit's original cost under the terms of the asset purchase agreements.

            Liquidity facilities provided to non-Bank sponsored conduits

            For conduits not administered by the Bank, liquidity facilities totaled
$1.1 billion as at July 31, 2008 (April 30, 2008 - $1.4 billion), of which
$1.1 billion (April 30, 2008 - $1.3 billion) were for U.S. third-party conduits and none (April 30, 2008 - $30 million) were for Canadian third-party conduits. The assets of these non-Bank sponsored conduits, which are not administered by the Bank, are almost entirely consumer auto-based securities.
Approximately 84% of these assets are externally rated AAA, with the balance of the assets rated investment grade based on the Bank's internal rating program. The majority of the liquidity facilities have an original committed term of 364 days, renewable at the option of the Bank. The weighted average life of the underlying assets of these conduits is approximately two years.
There is no exposure to U.S. subprime mortgage risk.

            Funding vehicles

            The Bank uses special purpose entities (SPEs) to facilitate cost-efficient financing of its own operations. The Bank has two such SPEs:
Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust that are VIEs and are not consolidated on the Bank's balance sheet, as the Bank is not the primary beneficiary. The Scotiabank Trust Securities and Scotiabank Trust
Subordinated Notes issued by the Trusts are not reported on the Consolidated
Balance Sheet but qualify as regulatory capital. The deposit notes issued by the Bank to Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust
are reported in Deposits and qualify as regulatory capital. Total deposits recorded by the Bank as at July 31, 2008 from these trusts were $3.3 billion, unchanged from the previous quarter. The Bank recorded interest expense of
$49 million on these deposits for the three months ended July 31, 2008, compared to $49 million for the three months ended April 30, 2008.

            Other off-balance sheet arrangements

            The Bank may securitize residential mortgages as a means to diversify its funding sources, as this represents a cost-effective means to fund the growth in this portfolio. A further $ 1 billion in residential mortgages were securitized this quarter, bringing the balance of outstanding mortgages securitized to $11.4 billion as at July 31, 2008, compared to $11.6 billion as at April 30, 2008.
            Guarantees and other indirect commitments increased 4% from October 31,
2007. Fees from guarantees and loan commitment arrangements recorded in other income were $63 million for the three-month period ended July 31, 2008, compared to $55 million for the same period a year ago.

            <<
            Selected credit instruments

            Mortgage-backed securities

            Non-trading portfolio
            >>

            Total mortgage-backed securities held as available-for-sale securities represent approximately 1% of the Bank's total assets as at July 31, 2008. The holdings as at July 31, 2008 and April 30, 2008, were as follows:

            <<
                                                                As at        As at
                                                               July 31,    April 30,
                                                                 2008         2008
                                                             ------------------------
                                                               Carrying     Carrying
            ($ millions)                                        value        value
            -------------------------------------------------------------------------
            Canadian NHA mortgage-backed securities(1)        $   5,055    $   5,478
            Commercial mortgage-backed securities(2)                113          116
            Other residential mortgage-backed securities             48           12
            -------------------------------------------------------------------------
            Total                                             $   5,216    $   5,606
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.
            (2) The assets underlying the commercial mortgage-backed securities relate to non-Canadian properties.

            Exposure to U.S. subprime mortgages risk is nominal.

            Trading portfolio

            Total mortgage-backed securities held as trading securities represent less than 0.1% of the Bank's total assets as at July 31, 2008. The holdings as at
July 31, 2008 and April 30, 2008, were as follows:

                                                                As at        As at
                                                               July 31,    April 30,
                                                                 2008         2008
                                                             ------------------------
                                                               Carrying     Carrying
            ($ millions)                                        value        value
            -------------------------------------------------------------------------
            Canadian NHA mortgage-backed securities(1)        $     229    $     389
            Commercial mortgage-backed securities(2)                 42           44
            -------------------------------------------------------------------------
            Total                                             $     271    $     433
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.
            (2) The assets underlying the commercial mortgage-backed securities relate to Canadian properties.
            >>

            Montreal Accord Asset-Backed Commercial Paper (ABCP)

            The Bank holds $144 million of Montreal Accord ABCP as available-for-sale securities, unchanged from the previous quarter. These securities are currently subject to a restructuring which, if successful, will result in converting these holdings into longer-dated securities. The Bank's ABCP carrying value represents approximately 62% of par value. In valuing these securities, the Bank considers the nature of the underlying assets, the impact of current credit spreads on the value of similar structured asset type exposure and other market factors. No net writedowns relating to ABCP were recorded during this quarter or the prior quarter.
            As part of the proposed restructuring plan, the Bank will participate in a margin funding facility, which is similar to an unfunded loan commitment.

            <<
            Collateralized debt obligations and collateralized loan obligations

            Non-trading portfolio
            >>

            The Bank has CDO and CLO investments in its non-trading portfolio which are primarily classified as available-for-sale securities. CDOs and CLOs generally achieve their structured credit exposure either synthetically through the use of structured credit derivatives, or by investing and holding corporate loans or bonds. These investments are carried at fair value on the
Bank's Consolidated Balance Sheet. Changes in the fair value of cash-based
CDOs/CLOs are reflected in Other Comprehensive Income, unless there has been an other-than-temporary decline in fair value which is recorded in net income.
Changes in the fair value of synthetic CDOs/CLOs are reflected in net income.

Substantially all of the referenced assets of the Bank's CDO and CLO investments are corporate exposures with no U.S. mortgage-backed securities.
These CDOs and CLOs are investment grade carrying a weighted average rating of
AA. More than 65% of these investment holdings are senior tranches with subordination of 9% or more. Only 8% of the investments are in equity tranches. The referenced corporate debt exposure in the CDOs and CLOs is well diversified, with no single industry exceeding 11% of the referenced portfolio on a weighted average basis.
            As at July 31, 2008, the fair value of the Bank's investments in CDOs was
$416 million (April 30, 2008 - $435 million). This portfolio is well diversified, with an average individual CDO holding of $21 million. During the current quarter, the Bank recorded a pre-tax loss of $24 million in net income
(April 30, 2008 - $51 million) and a pre-tax loss of $2 million in Other
Comprehensive Income (April 30, 2008 - $26 million), reflecting changes in the fair value of the CDOs.
            As at July 31, 2008, the fair value of the Bank's investments in CLOs was
$780 million (April 30, 2008 - $789 million). This portfolio is well diversified with an average individual CLO holding of $8 million. The reduction in fair value of the CLOs recorded in Other Comprehensive Income during the third quarter was $20 million pre-tax (April 30, 2008 -
$79 million).
            The cumulative unrealized loss recorded in Accumulated Other
Comprehensive Income for cash-based CDOs and CLOs was $183 million as at
July 31, 2008 (April 30, 2008 - $158 million). Although these investments have experienced a slight decline in credit quality, the Bank has the ability and intent to hold these securities until there is a recovery of fair value. As such, these unrealized losses are considered temporary in nature.
            A significant portion of the above movements in fair value relating to
CDOs and CLOs reflects changes in asset prices arising from liquidity challenges rather than a change in underlying credit quality.
            The main driver of the value of CDOs and CLOs is changes in credit spreads. Based on positions held at July 31, 2008, a 10 basis point widening of relevant credit spreads would result in a pre-tax decrease of approximately
$3 million in income and $5 million in Other Comprehensive Income.

            Trading portfolio

            The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. Total CDOs purchased and sold in the trading portfolio as at
July 31, 2008 and April 30, 2008, were as follows:

            <<
            Outstanding                                          As at July 31, 2008
                                                             ------------------------
                                                                            Positive/
                                                               Notional    (negative)
            ($ millions)                                         amount   fair value
            -------------------------------------------------------------------------
            CDOs - sold protection                            $   5,706    $  (1,295)
            CDOs - purchased protection                       $   5,515    $   1,110
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Outstanding                                         As at April 30, 2008
                                                             ------------------------
                                                                            Positive/
                                                               Notional    (negative)
            ($ millions)                                         amount   fair value
            -------------------------------------------------------------------------
            CDOs - sold protection                            $   5,887    $    (911)
            CDOs - purchased protection                       $   5,136    $     710
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            To hedge the net exposure, the Bank purchases from or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of CDOs is changes in credit spreads. Based on positions held at July 31, 2008, a 10 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax decrease of approximately $3 million in income.
            More than 85% of these CDO exposures are rated investment grade equivalent. Approximately 96% of the Bank's credit exposure to CDO swap counterparties are to entities which are externally or internally rated the equivalent of A- or better, while the balance is fully cash collateralized.
            The referenced assets underlying the trading book CDOs are substantially all corporate exposures, with no mortgage-backed securities.

            Structured Investment Vehicles

            As at July 31, 2008, the fair value of the Bank's investments in
Structured Investment Vehicles (SIVs) was $11 million, unchanged from last quarter. The Bank does not sponsor, manage or provide liquidity support to
SIVs.

            Exposure to Alt-A

            In the U.S., loans are classified as Alt-A when they have higher risk characteristics such as lower credit scores and/or higher loan-to-value ratios. As at July 31, 2008, the Bank had insignificant direct and indirect exposure to U.S. Alt-A loans and securities. In Canada, the Bank does not have a mortgage program which it considers to be an equivalent of U.S. Alt-A.

            Exposure to monoline insurers

            The Bank has insignificant direct exposure to monoline insurers. The Bank has indirect exposures of $2.8 billion (April 30, 2008 - $3.2 billion) in the form of monoline guarantees which provide enhancement to public finance and other transactions, where the Bank has provided credit facilities to either the issuers of securities or facilities which hold such securities. The Bank's public finance exposures of $1.8 billion (April 30, 2008 - $2.3 billion) are primarily to U.S. municipalities and states. The securities related to these facilities are primarily rated investment grade without the guarantee, and represent risk the Bank would take without the availability of the guarantee.
More than 85% of these securities are rated A or above.
            Other indirect exposures to monoline insurers were $1.0 billion
(April 30, 2008 - $0.9 billion). These exposures are primarily comprised of
$0.8 billion (April 30, 2008 - $0.8 billion) of guarantees by the monolines on diversified asset-backed securities held by the Bank's U.S. multi-seller conduit (above). Without these guarantees, certain of the underlying assets of the diversified asset-backed securities would not be rated investment grade.
            In the second quarter, the Bank replaced the credit default protection previously provided by an insurance monoline with protection from another swap counterparty which resulted in a small gain being recorded in Other
Income-Trading Revenues in that quarter.

            Leveraged loans

            The Bank may provide leveraged financing to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. The Bank's exposure to highly leveraged loans awaiting syndication as at July 31, 2008 and April 30, 2008 was nominal.

            Automotive industry exposure

            The Bank's loan exposure to the North American and European automotive industry is comprised of loans to automotive dealers, parts manufacturers, automotive financing companies, and original equipment manufacturers.
Combined, the total loan exposure was $4.8 billion as at July 31, 2008, unchanged from last quarter. Approximately 60% of these loan exposures are rated investment grade either externally or based on the Bank's internal rating program.

            Consumer auto-based securities

            The Bank holds $7.1 billion (April 30, 2008 - $7.3 billion) of consumer auto-based securities which are classified as available-for-sale. These securities are almost all loan-based securities, with only 3% of these holdings representing leases. The loan-based securities arise from retail instalment sales contracts ("loans") which are primarily acquired through a
US$6 billion revolving facility to purchase U.S. consumer auto loans from a
North American automotive finance company. This facility has a remaining revolving period of approximately two years. This facility was recently modified to allow the seller to sell to the Bank Canadian-based loans for a limited period rather than U.S.-based loans. The facility is structured with credit enhancement in the form of over collateralization provided at the time of the loan purchases, resulting in no further reliance on the seller for credit enhancement. The credit enhancement for each subsequent purchase under the revolving credit facility is a multiple of the most recent pool loss data for the seller's overall managed portfolio.
            The Bank conducts periodic stress tests on the loan-based securities.
Under different stress scenarios, the loss on this U.S. consumer auto loan-backed securities portfolio is not expected to be material to the Bank's financial performance. Approximately 80% of these securities are externally rated AAA and have a weighted average life of approximately two years.
            These securities are carried at fair value with the change in fair value recorded in Other Comprehensive Income. The Bank has recorded a pre-tax cumulative unrealized loss of $33 million (April 30, 2008 - $38 million) in
Accumulated Other Comprehensive Income. While there has been some deterioration in credit quality, the unrealized loss was primarily attributable to wider credit spreads. As the Bank has the ability and intent to hold these securities until there is a recovery of fair value, these unrealized losses are considered temporary in nature.
            In addition, the Bank provides liquidity facilities to its own sponsored multi-seller conduits and to non-bank sponsored conduits to support automotive loan and lease assets held by those conduits. See previous sections on
Multi-seller conduits sponsored by the Bank (above) and Liquidity facilities provided to non-Bank sponsored conduits (above).

            Common dividend

            The Board of Directors, at its meeting on August 26, 2008, approved a quarterly dividend of 49 cents per common share. The quarterly dividend applies to shareholders of record as of October 7, 2008. This dividend is payable October 29, 2008.

            Outlook

            U.S. output growth edged slightly higher in the April-June period, underpinned by significant monetary and fiscal stimulus as well as sizeable export gains. However, a renewed loss of momentum is expected in the second half of the year, as these factors are unlikely to be as supportive going forward. Despite continued construction-related gains associated with the boom in commodities and infrastructure projects, Canadian output growth also has been lowered by the increasing weakness in manufactured exports destined for the United States. China, India, Russia and a number of Latin American countries remain the globe's growth leaders, though their prospects have been reduced by the spreading slowdown internationally.

            The second half of 2008 is showing improvement compared to the first two quarters of the fiscal year, with continued asset growth in all three business lines and a rebound in capital markets activity. While the Bank is on track to achieve three of its four key financial and operational targets, with slower global growth, it is unlikely that the Bank will meet its earnings per share growth objectives set at the end of last year.

            <<
            Business Segment Review

            Domestic Banking

                                                       For the               For the
                                            three months ended     nine months ended
            -------------------------------------------------------------------------
            (Unaudited)
             ($ millions)
            (Taxable
             equivalent          July 31   April 30    July 31    July 31    July 31
             basis)(1)              2008       2008       2007       2008       2007
            -------------------------------------------------------------------------
            Business segment
             income
            Net interest
             income            $   1,122  $   1,051  $   1,006  $   3,164  $   2,901
            Provision for
             credit losses            99        102         77        292        217
            Other income             564        537        537      1,620      1,585
            Non-interest
             expenses                914        890        892      2,693      2,632
            Provision for
             income taxes            210        174        179        541        512
            -------------------------------------------------------------------------
            Net income         $     463  $     422  $     395  $   1,258  $   1,125
            Preferred
             dividends paid            8          6          4         20          9
            -------------------------------------------------------------------------
            Net income
             available to
             common
             shareholders      $     455  $     416  $     391  $   1,238  $   1,116
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Other measures
            Return on
             equity(l)             38.5%      35.3%      31.8%      34.8%      31.6%
            Average assets
             ($ billions)      $     177  $     172  $     156  $     172  $     151
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Refer above for discussion of non-GAAP measures.
            >>

            Domestic Banking reported record net income available to common shareholders of $455 million this quarter, up a substantial $64 million or 16%
from the third quarter last year. Compared to last quarter, net income available to common shareholders increased $39 million or 9%. The segment contributed 46% of the Bank's total quarterly net income available to common shareholders. Return on equity was 38.5% versus 31.8% in the same period last year.
            Average assets before securitization rose $21 billion or 14% from the third quarter last year, due largely to growth of $15 billion or 15% in residential mortgages. Mortgage growth was recorded in all sales channels, and resulted in increased market share. Personal revolving credit and business lending volumes also increased. Personal deposit growth of $9 billion or 12%
resulted in industry-leading year-over-year market share gains. Growth was recorded in term deposits as well as chequing and savings accounts partially attributable to the acquisition of Dundee Bank. Non-personal deposits rose 5%.
Compared to last quarter, average assets before securitization rose $5 billion or 3% from growth in retail mortgages and commercial lending. Deposits increased 2% from growth in chequing and savings accounts, as well as term deposits.

            Total revenue was up $143 million or 9% from the same period last year, due mainly to higher net interest income driven by strong volume growth.
Quarter over quarter, total revenues rose by $98 million or 6%, with increases in both net interest income and other income.
            Net interest income of $1,122 million was up $116 million or 11% from the same quarter last year, due to strong volume growth in both assets and deposits. Average volume growth was reported for most products in retail, small business and commercial banking. This growth was partially offset by a decrease in the interest margin, resulting increased wholesale funding requirements. Compared to last quarter, net interest income rose by 7% due to two additional days in the quarter and a margin increase of 3 basis points due mainly to lower funding costs, partially offset by a decrease in the spread between prime and funding costs and higher funding requirements.
            Other income was $564 million this quarter, an increase of $27 million or
5% versus the same quarter last year, reflecting higher foreign exchange commissions, transaction service revenues, card revenues and higher wealth management revenues. The latter arose mainly as a result of higher mutual fund fees reflecting growth in average assets and higher private client revenues, partially offset by lower brokerage revenues due to a decline in new issues and customer trading activity. Compared to last quarter, other income rose by
5% in a number of categories, partly due to seasonality.
            The provision for credit losses was $99 million in the Domestic Banking portfolios, up from $77 million in the same quarter last year. The change from last year was due to higher provisions in the commercial and retail portfolios. The increase in commercial provisions was related primarily to two accounts and to increases in small business banking. The retail provisions were mainly volume related due to Scotia Dealer Advantage, offset partially by a reduction in provisions for other personal loans. Provisions for credit losses declined $3 million from last quarter.
            Non-interest expenses were up 2% from the third quarter last year due to growth initiatives and the impact of acquisitions. Partly offsetting was lower commission-based compensation. Non-interest expenses rose 3%
quarter-over-quarter, reflecting volume-related growth, increased stock-based compensation, and higher salaries as a result of two more days this quarter.

            <<
            International Banking

                                                       For the               For the
                                            three months ended     nine months ended
            -------------------------------------------------------------------------
            (Unaudited)
             ($ millions)
            (Taxable
             equivalent          July 31   April 30    July 31    July 31    July 31
             basis)(1)              2008       2008       2007       2008       2007
            -------------------------------------------------------------------------
            Business segment
             income
            Net interest
             income            $     847  $     797  $     703  $   2,375  $   2,052
            Provision for
             credit losses            56         60         25        146         74
            Other income             389        356        250      1,054        847
            Non-interest
             expenses                698        615        558      1,881      1,697
            Provision for
             income taxes            118        107         65        347        152
            Non-controlling
             interest in net
             income of
             subsidiaries             29         36         29         96         85
            -------------------------------------------------------------------------
            Net income         $     335  $     335  $     276  $     959  $     891
            Preferred
             dividends paid           14          9          6         30         12
            -------------------------------------------------------------------------
            Net income
             available to
             common
             shareholders      $     321  $     326  $     270  $     929  $     879
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Other measures
            Return on equity(l)    15.8%      17.6%      16.1%      17.5%      18.8%
            Average assets
             ($ billions)      $      81  $      79  $      65  $      77  $      66
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Refer above for discussion of non-GAAP measures.
            >>

            International Banking's net income available to common shareholders in the third quarter was $321 million, an increase of $51 million or 19% from last year, notwithstanding the $17 million negative impact of foreign currency translation. This increase reflected strong volume growth throughout the division and the positive impact of acquisitions, partly offset by higher taxes in Mexico and increased provisions for credit losses. Net income was down $5 million or 2% from last quarter.
            The segment accounted for 33% of the Bank's net income available to common shareholders and had a return on equity of 15.8%.
            Average asset volumes of $81 billion increased $16 billion or 25% from last year, despite the 5% negative impact of foreign currency translation. The underlying increase was a result of the acquisition in Chile, a 34% rise in commercial loans, primarily in Asia, and robust growth in credit cards and mortgages, up 35% and 25%, respectively. Organic growth in low-cost deposits was also strong at 7%. Compared to last quarter, average assets increased $2 billion or 3%.
            Total revenues were $1,236 million this quarter, an increase of $283 million or 30% from the same period last year, including a $42 million negative impact of foreign currency translation. Compared to last quarter, revenues increased $83 million or 7%.
            Net interest income was $847 million this quarter, up $144 million or 21%
from the same period last year, notwithstanding the negative foreign currency translation impact of $29 million. Compared to last quarter, net interest income increased $50 million or 6%. These increases were driven by very strong organic loan and deposit growth across the division, as well as the impact of acquisitions.
            Other income increased $139 million or 55% year over year to $389 million, despite the $12 million negative impact of foreign currency translation. This growth resulted from acquisitions, higher gains on non-trading securities, including a $40 million gain from an IPO of the
Mexican Stock Exchange, and widespread transaction-driven growth. Compared to last quarter, other income increased $33 million. The change was mainly due to the IPO gain in Mexico, offset by the negative impact of the change in fair value of certain non-trading securities and trading losses in Latin America.
The balance was from strong transaction-driven growth.

            The provision for credit losses was $56 million in the third quarter, up
$31 million compared to the same period last year, but down $4 million from the prior quarter. The increase from the same quarter last year was due mainly to retail asset growth, the acquisition in Chile, higher commercial provisions in the Caribbean and Asia, and an increased retail delinquency rate in Mexico.
Higher retail provisions in Mexico and Peru were partially offset by larger net commercial recoveries and reversals, mostly in Mexico. The slight quarter-over-quarter decline in provisions was primarily attributable to
Mexico and Peru, where higher recoveries and reversals of commercial provisions no longer required, were partially offset by higher retail provisions.
            Non-interest expenses were $698 million this quarter, up 25% or $140 million from last year. This included a $17 million favourable impact of foreign currency translation offset by a $49 million increase from acquisitions. Higher compensation, premises, advertising, technology and performance-based expenses were due to ongoing business growth initiatives and the opening of 132 new branches. In addition, there were $28 million of provisions under contractual indemnities related to our acquisition in Peru.
Compared to last quarter, expenses increased $83 million or 14%, due mainly to the same items affecting the year-over-year change and to higher expense recoveries in Latin America in the prior quarter.
            The effective tax rate this quarter was 24.6%, compared to 17.5% in the same period last year and 22.1% last quarter. The increase from last year was due to a higher effective tax rate in Mexico from non-deductible items and the full utilization of tax loss carryforwards. The increase from last quarter was due primarily to a slightly higher effective rate in Mexico, combined with lower earnings in low-tax jurisdictions, mainly in Asia.

            <<
            Scotia Capital
                                                       For the               For the
                                            three months ended     nine months ended
            -------------------------------------------------------------------------
            (Unaudited)
             ($ millions)
            (Taxable
             equivalent          July 31   April 30    July 31    July 31    July 31
             basis)(1)              2008       2008       2007       2008       2007
            -------------------------------------------------------------------------
            Business segment
             income
            Net interest
             income            $     269  $     246  $     231  $     789  $     796
            Provision for
             credit losses             4         (9)       (10)       (15)       (91)
            Other income             383        292        413        806      1,134
            Non-interest
             expenses                254        243        267        688        788
            Provision for
             income taxes             97         49        107        179        337
            -------------------------------------------------------------------------
            Net income         $     297  $     255  $     280  $     743  $     896
            Preferred
             dividends paid            6          4          4         14          8
            -------------------------------------------------------------------------
            Net income
             available to
             common
             shareholders      $     291  $     251  $     276  $     729  $     888
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Other measures
            Return on
             equity(1)             34.1%      29.6%      27.7%      28.8%      30.5%
            Average assets
             ($ billions)      $     162  $     167  $     156  $     162  $     153
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Refer to above for discussion of non-GAAP measures.
            >>

            Scotia Capital contributed strong net income available to common shareholders of $291 million this quarter, an increase of $15 million or 5%
from the same period last year and up $40 million or 16% from last quarter.
The increase compared to the prior year reflected higher net interest income, mainly from growth in corporate loans and wider lending margins. This was somewhat offset by lower trading revenues, as the prior year included a record level of derivatives revenues. The increase over last quarter is due to stronger trading revenues, particularly in derivatives and fixed income, and higher revenues in the investment banking and lending businesses. Return on equity was very strong at 34.1%, ahead of last year and the prior quarter.
Scotia Capital contributed 30% of the Bank's net income available to common shareholders.
            Total average assets increased 4% over last year to $162 billion. There was an $8 billion or 25% increase in average corporate loans and acceptances across all businesses. There was also a $5 billion increase in trading related assets offset by a reduction in securities purchased under resale agreements.
The decrease of $5 billion or 3% from the last quarter reflects a reduction in trading securities and securities purchased under resale agreements, offset by growth in both trading and corporate loans.
            Total revenues of $652 million increased $8 million from the third quarter last year. Increased revenues from our Canadian and U.S. lending businesses more than offset a modest reduction in Global Capital Markets revenues. A decrease in derivatives revenues compared to the record level in the prior year was largely offset by strong growth in our other trading businesses, including a record quarter for our fixed income business. The $114 million or 21% improvement from last quarter was due to significantly higher trading revenues in Global Capital Markets, increases in net interest income and investment banking revenues, and the loss on non-trading securities incurred in the U.S. last quarter.
            Net interest income of $269 million increased 16% over the same period last year, primarily due to strong corporate loan growth in all regions and improved lending margins in Canada and the United States. Net interest income increased 9% compared to last quarter.
            Scotia Capital's provision for credit losses was $4 million in the third quarter, compared to net recoveries of $10 million in the third quarter of last year and net recoveries of $9 million in the second quarter. The increase from both the third quarter last year and the previous quarter was related primarily to one new provision in the U.S.
            Other income was $383 million, a decrease of $30 million or 7% from last year. Global Capital Markets decreased $37 million or 14%, as trading revenues in derivatives declined from a record level in the prior year. This was substantially offset by strong trading revenue growth in the foreign exchange, precious metals, and fixed income trading businesses. Global Corporate and
Investment Banking increased 5% due to higher credit fees in Canada and the
U.S. Compared to last quarter, other income increased $91 million due primarily to stronger trading revenues in Global Capital Markets and the loss on non-trading securities in the U.S. in the second quarter. There were also strong improvements in credit fees and investment banking revenues, including record revenues in Scotia Waterous.
            Non-interest expenses were $254 million this quarter, a $13 million or 5%
decrease from the same period last year, due primarily to lower performance-based compensation. Compared to last quarter, the increase in non-interest expenses was driven by higher performance-based compensation, somewhat offset by lower computer costs.

            <<
            Other(1)
                                                       For the               For the
                                            three months ended     nine months ended
            -------------------------------------------------------------------------
            (Unaudited)
             ($ millions)
            (Taxable
             equivalent          July 31   April 30    July 31    July 31    July 31
             basis)(2)              2008       2008       2007       2008       2007
            -------------------------------------------------------------------------
            Business segment
             income
            Net interest
             income(3)         $    (292) $    (221) $    (128) $    (695) $    (367)
            Provision for
             credit losses             -          -          -          -        (25)
            Other income              92        114        189        272        464
            Non-interest
             expenses                 23         46         35         90         85
            Provision for
             income taxes(3)        (138)      (121)       (55)      (378)      (142)
            -------------------------------------------------------------------------
            Net income         $     (85) $     (32) $      81  $    (135) $     179
            Preferred
             dividends paid            4          3          2         11          6
            -------------------------------------------------------------------------
            Net income (loss)
             available to
             common
             shareholders      $     (89) $     (35) $      79  $    (146) $     173
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Other measures
            Average assets
             ($ billions)      $      37  $      37  $      32  $      36  $      32
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-
                up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
            (2) Refer above for a discussion of non-GAAP measures.
            (3) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended July 31, 2008 ($103), April 30, 2008 ($100), and
                July 31, 2007 ($101), and for the nine months ended July 31, 2008
                ($321), and July 31, 2007 ($315), to arrive at the amounts reported in the Consolidated Statement of Income.
            >>

            Net income available to shareholders was negative $89 million in the third quarter, compared to positive $79 million in the same quarter last year and negative $35 million in the prior quarter.
            Net interest income and the provision for income taxes include the elimination of tax-exempt income gross up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $103 million this quarter, compared to $101 million in the same period last year and $100 million in the previous quarter.

            Net interest income was negative $292 million this quarter, $164 million below the same quarter last year, and $71 million below last quarter.
Contributing to this decline was the increased cost of liquidity and hedging the Bank's interest rate risk in the wholesale markets as a result of current market conditions. The changes in the fair value of derivatives used for asset/liability management were unfavourable year over year, but favourable quarter over quarter.
            Other income of $92 million was $97 million lower than last year and
$22 million below last quarter. The decrease compared to last year and last quarter was mainly attributable to lower gains on non-trading securities. The decrease year over year was partly offset by higher securiti-zation revenues.
            Non-interest expenses were $23 million this quarter, a decrease of $12 million from last year and $23 million from last quarter. The quarter-over-quarter decrease was largely due to higher legal costs in the prior quarter.

            <<
            Total
                                                       For the               For the
                                            three months ended     nine months ended
            -------------------------------------------------------------------------
            (Unaudited)          July 31   April 30    July 31    July 31    July 31
             ($ millions)           2008       2008       2007       2008       2007
            -------------------------------------------------------------------------
            Business segment
             income
            Net interest
             income            $   1,946  $   1,873  $   1,812  $   5,633  $   5,382
            Provision for
             credit losses           159        153         92        423        175
            Other income           1,428      1,299      1,389      3,752      4,030
            Non-interest
             expenses              1,889      1,794      1,752      5,352      5,202
            Provision for
             income taxes            287        209        296        689        859
            Non-controlling
             interest in net
             income of
             subsidiaries             29         36         29         96         85
            -------------------------------------------------------------------------
            Net income         $   1,010  $     980  $   1,032  $   2,825  $   3,091
            Preferred
             dividends paid           32         22         16         75         35
            -------------------------------------------------------------------------
            Net income
             available to
             common
             shareholders      $     978  $     958  $   1,016  $   2,750  $   3,056
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Other measures
            Return on equity(l)    21.0%      21.4%    21.7%(2)     20.3%    22.2%(2)
            Average assets
             ($ billions)      $     457  $     455  $     409  $     447  $     402
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Refer above for a discussion of non-GAAP measures.
            (2) Certain comparative amounts in this quarterly report have been restated to conform with current period presentation.

            Geographic Highlights

                                                       For the               For the
                                            three months ended     nine months ended
            -------------------------------------------------------------------------
                                 July 31   April 30    July 31    July 31    July 31
            (Unaudited)             2008       2008       2007       2008       2007
            -------------------------------------------------------------------------
            Net income
             available to
             common
             shareholders
            ($ millions)
            Canada             $     594  $     552  $     639  $   1,640  $   1,744
            United States             38         61         98        121        400
            Mexico                    94         75        112        232        383
            Other
             international           313        348        201        913        624
            Corporate
             adjustments             (61)       (78)       (34)      (156)       (95)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
                               $     978  $     958  $   1,016  $   2,750  $   3,056
            -------------------------------------------------------------------------
            Average assets
             ($ billions)
            Canada             $     291  $     293  $     270  $     289  $     260
            United States             29         29         25         29         30
            Mexico                    20         20         21         20         21
            Other
             international           107        102         86         99         83
            Corporate
             adjustments              10         11          7         10          8
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
                               $     457  $     455  $     409  $     447  $     402
            -------------------------------------------------------------------------

            Quarterly Financial Highlights

                                                   For the three months ended
            -------------------------------------------------------------------------
                               July  April    Jan.   Oct.  July  April    Jan.   Oct.
                                 31     30     31     31     31     30     31     31
                               2008   2008   2008   2007   2007   2007   2007   2006
            -------------------------------------------------------------------------
            Total revenue
             ($ millions)    $3,374 $3,172 $2,839 $3,078 $3,201 $3,102 $3,109 $2,868
            Total revenue
             (TEB(1))
             ($ millions)     3,477  3,272  2,957  3,294  3,302  3,211  3,214  2,999
            Net income
             ($ millions)     1,010    980    835    954  1,032  1,039  1,020    897
            Basic earnings
             per share ($)     0.99   0.97   0.83   0.95   1.03   1.04   1.02   0.90
            Diluted earnings
             per share ($)     0.98   0.97   0.82   0.95   1.02   1.03   1.01   0.89
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Refer above for a discussion of non-GAAP measures.
            >>

            -------------------------------------------------------------------------
            Accounting Policies and Estimates

            The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See
Note 1 to the 2007 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements. There were no new significant accounting policies adopted by the Bank during the third quarter of 2008.
            The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in our 2007 Annual Report.

            <<
            Share Data

            -------------------------------------------------------------------------
                                                                               As at
                                                                             July 31
            (thousands of shares outstanding)                                   2008
            -------------------------------------------------------------------------
            Common shares                                                  989,892(1)
            -------------------------------------------------------------------------
            Preferred shares Series 12                                      12,000(2)
            Preferred shares Series 13                                      12,000(3)
            Preferred shares Series 14                                      13,800(4)
            Preferred shares Series 15                                      13,800(5)
            Preferred shares Series 16                                      13,800(6)
            Preferred shares Series 17                                       9,200(7)
            Preferred shares Series 18                                      13,800(8)
            Preferred shares Series 20                                      14,000(9)
            -------------------------------------------------------------------------
            Series 2000-1 trust securities issued by BNS Capital Trust        500(10)
            Series 2002-1 trust securities issued by Scotiabank Capital.
             Trust                                                            750(11)
            Series 2003-1 trust securities issued by Scotiabank Capital
             Trust                                                            750(11)
            Series 2006-1 trust securities issued by Scotiabank Capital
             Trust                                                            750(11)
            -------------------------------------------------------------------------
            Scotiabank Trust Subordinated Notes - Series A issued by
             Scotiabank Subordinated Notes Trust                            1,000(11)
            -------------------------------------------------------------------------
            Outstanding options granted under the Stock Option Plans to
             purchase common shares                                     24,599(1)(12)
            -------------------------------------------------------------------------
            (1)  As at August 15, 2008, the number of outstanding common shares and options were 989,923 and 24,422, respectively. The number of other securities disclosed in this table were unchanged.
            (2)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
            (3)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.
            (4)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.
            (5)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.
            (6)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share except for the initial dividend paid on January 29, 2008, which was in an amount of $0.39195 per share.
            (7)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share except for the initial dividend paid on April 28, 2008, in an amount of
                 $0.33753 per share.

            (8)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on
                 July 29, 2008, in an amount of $0.4315 per share. Dividends, if and when declared, during the initial five year period ending on
                 April 25, 2013, will be payable in an amount of $0.3125 per share.
                 Subsequent to the initial five year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five year Government of Canada yield plus 2.05%, multiplied by $25.00.
            (9)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on
                 July 29, 2008, in an amount of $0.1678 per share. Dividends, if and, when declared, during the initial five year period ending on
                 October 25, 2013, will be payable in an amount of $0.3125 per share.
                 Subsequent to the initial five year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five year Government of Canada yield plus 1.70%, multiplied by $25.00.
            (10) Reported in capital instrument liabilities in the Consolidated
                 Balance Sheet.
            (11) Reported in deposits in the Consolidated Balance Sheet.
            (12) Included are 17,366 stock options with tandem stock appreciation right (SAR) features.

            Further details, including convertibility features, are available in Notes
13, 14 and 16 of the October 31, 2007, consolidated financial statements presented in the 2007 Annual Report, and Note 5 of this report further below.

            Consolidated Statement of Income

                                                       For the               For the
                                            three months ended     nine months ended
            -------------------------------------------------------------------------
            (Unaudited)          July 31   April 30    July 31    July 31    July 31
             ($ millions)           2008       2008       2007       2008       2007
            -------------------------------------------------------------------------
            Interest income
            Loans              $   3,888  $   3,798  $   3,536  $  11,511  $  10,317
            Securities             1,193      1,200      1,192      3,561      3,609
            Securities
             purchased under
             resale agreements       170        204        325        603        938
            Deposits with banks      249        260        292        828        809
            -------------------------------------------------------------------------
                                   5,500      5,462      5,345     16,503     15,673
            -------------------------------------------------------------------------
            Interest expenses
            Deposits               2,904      2,948      2,756      8,930      7,882
            Subordinated
             debentures               50         36         30        110         93
            Capital instrument
             liabilities              10          9         14         28         40
            Other                    590        596        733      1,802      2,276
            -------------------------------------------------------------------------
                                   3,554      3,589      3,533     10,870     10,291
            -------------------------------------------------------------------------
            Net interest
             income                1,946      1,873      1,812      5,633      5,382
            Provision for
             credit losses
             (Note 3)                159        153         92        423        175
            -------------------------------------------------------------------------
            Net interest
             income after
             provision
             for credit
             losses                1,787      1,720      1,720      5,210      5,207
            -------------------------------------------------------------------------
            Other income
            Card revenues            102         93         92        290        274
            Deposit and payment
             services                225        208        208        640        613
            Mutual funds              83         78         77        239        218
            Investment
             management,
             brokerage and
             trust services          196        189        192        571        575
            Credit fees              164        140        143        437        404
            Trading revenues         150        123        217        229        517
            Investment banking       193        170        184        527        573
            Net gain on
             securities, other
             than trading             90         59        134        169        340
            Other                    225        239        142        650        516
            -------------------------------------------------------------------------
                                   1,428      1,299      1,389      3,752      4,030
            -------------------------------------------------------------------------
            Net interest and
             other income          3,215      3,019      3,109      8,962      9,237
            -------------------------------------------------------------------------
            Non-interest expenses
            Salaries and
             employee benefits     1,068      1,005      1,013      3,051      3,020
            Premises and
             technology              368        359        335      1,054        991
            Communications            82         80         76        237        224
            Advertising and
             business
             development              77         78         71        224        217
            Professional              55         68         53        168        146
            Business and
             capital taxes            40         38         37         92        110
            Other                    199        166        167        526        494
            -------------------------------------------------------------------------
                                   1,889      1,794      1,752      5,352      5,202
            -------------------------------------------------------------------------
            Income before the
             undernoted            1,326      1,225      1,357      3,610      4,035
            Provision for income
             taxes                   287        209        296        689        859
            Non-controlling
             interest in net
             income of
             subsidiaries             29         36         29         96         85
            -------------------------------------------------------------------------
            Net income         $   1,010  $     980  $   1,032  $   2,825  $   3,091
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Preferred dividends
             paid                     32         22         16         75         35
            -------------------------------------------------------------------------
            Net income
             available to
             common
             shareholders      $     978  $     958  $   1,016  $   2,750  $   3,056
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Average number of
             common shares
             outstanding
             (millions):
              Basic                  989        986        988        986        990
              Diluted                994        992        996        993        999
            -------------------------------------------------------------------------
            Earnings per
             common share (in
             dollars):
              Basic            $    0.99  $    0.97  $    1.03  $    2.79  $    3.09
            Diluted            $    0.98  $    0.97  $    1.02  $    2.77  $    3.06
            -------------------------------------------------------------------------
            Dividends per
             common share (in
             dollars)          $    0.49  $    0.47  $    0.45  $    1.43  $    1.29
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Certain comparative amounts have been reclassified to conform with current period presentation.

            The accompanying notes are an integral part of these interim consolidated financial statements.

            Consolidated Balance Sheet
                                                             As at
            -------------------------------------------------------------------------
                                            July 31   April 30 October 31    July 31
            (Unaudited) ($ millions)           2008       2008       2007       2007
            -------------------------------------------------------------------------
            Assets
            Cash resources
            Cash and non-interest-bearing
             deposits with banks          $   2,914  $   2,641  $   2,138  $   2,370
            Interest-bearing deposits
             with banks                      25,701     26,178     23,011     23,048
            Precious metals                   4,281      3,668      4,046      3,358
            -------------------------------------------------------------------------
                                             32,896     32,487     29,195     28,776
            -------------------------------------------------------------------------
            Securities
            Trading                          56,016     62,138     59,685     63,797
            Available-for-sale               34,314     34,322     28,426     28,636
            Equity accounted investments        853        802        724        424
            -------------------------------------------------------------------------
                                             91,183     97,262     88,835     92,857
            -------------------------------------------------------------------------
            Securities purchased under
             resale agreements               17,774     15,323     22,542     26,834
            -------------------------------------------------------------------------
            Loans
            Residential mortgages           113,830    108,382    102,154     99,000
            Personal and credit cards        48,971     45,273     41,734     41,360
            Business and government         111,921    104,928     85,500     84,778
            -------------------------------------------------------------------------
                                            274,722    258,583    229,388    225,138
            Allowance for credit losses
             (Note 3)                         2,477      2,490      2,241      2,423
            -------------------------------------------------------------------------
                                            272,245    256,093    227,147    222,715
            -------------------------------------------------------------------------
            Other
            Customers' liability under
             acceptances                     11,497     11,782     11,538     10,289
            Derivative instruments           23,504     25,638     21,960     16,635
            Land, buildings and equipment     2,542      2,506      2,271      2,296
            Goodwill                          2,134      2,162      1,134      1,140
            Other intangible assets             287        263        273        287
            Other assets                      8,345      9,057      6,615      6,286
            -------------------------------------------------------------------------
                                             48,309     51,408     43,791     36,933
            -------------------------------------------------------------------------
                                          $ 462,407  $ 452,573  $ 411,510  $ 408,115
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Liabilities and shareholders' equity
            Deposits
            Personal                      $ 112,872  $ 109,994  $ 100,823  $  98,171
            Business and government         191,239    176,878    161,229    156,668
            Banks                            28,358     35,566     26,406     32,146
            -------------------------------------------------------------------------
                                            332,469    322,438    288,458    286,985
            -------------------------------------------------------------------------
            Other
            Acceptances                      11,497     11,782     11,538     10,289
            Obligations related to
             securities sold under
             repurchase agreements           29,116     27,446     28,137     31,223
            Obligations related to
             securities sold short           11,765     15,028     16,039     21,322
            Derivative instruments           22,981     24,010     24,689     15,352
            Other liabilities                28,725     26,412     21,138     20,248
            Non-controlling interest in
             subsidiaries                       455        588        497        505
            -------------------------------------------------------------------------
                                            104,539    105,266    102,038     98,939
            -------------------------------------------------------------------------
            Subordinated debentures
             (Note 4)                         3,538      3,946      1,710      1,774
            -------------------------------------------------------------------------
            Capital instrument liabilities      500        500        500        750
            -------------------------------------------------------------------------
            Shareholders' equity
            Capital stock
              Preferred shares (Note 5)       2,560      2,210      1,635      1,290
              Common shares and
               contributed surplus            3,728      3,643      3,566      3,521
            Retained earnings                18,784     18,300     17,460     16,967
            Accumulated other
             comprehensive income (loss)
             (Note 6)                        (3,711)    (3,730)    (3,857)    (2,111)
            -------------------------------------------------------------------------
                                             21,361     20,423     18,804     19,667
            -------------------------------------------------------------------------
                                          $ 462,407  $ 452,573  $ 411,510  $ 408,115
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Certain comparative amounts have been reclassified to conform with current period presentation.

            The accompanying notes are an integral part of these interim consolidated financial statements.

            Consolidated Statement of Changes in Shareholders' Equity

                                                           For the nine months ended
            -------------------------------------------------------------------------
                                                                  July 31    July 31
            (Unaudited) ($ millions)                                 2008       2007
            -------------------------------------------------------------------------
            Preferred shares
            Balance at beginning of period                      $   1,635  $     600
            Issued                                                    925        690
            -------------------------------------------------------------------------
            Balance at end of period                                2,560      1,290
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Common shares and contributed surplus
            Balance at beginning of period                          3,566      3,425
            Issued                                                    163        139
            Purchased for cancellation                                 (1)       (43)
            -------------------------------------------------------------------------
            Balance at end of period                                3,728      3,521
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Retained earnings
            Balance at beginning of period                         17,460     15,843
            Cumulative effect of adopting new accounting policies       -     (61)(1)
            -------------------------------------------------------------------------
                                                                   17,460     15,782
            Net income                                              2,825      3,091
            Dividends:
              Preferred                                               (75)       (35)
              Common                                               (1,411)    (1,278)
            Purchase of shares                                         (6)      (586)
            Other                                                      (9)        (7)
            -------------------------------------------------------------------------
            Balance at end of period                               18,784     16,967
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Accumulated other comprehensive income (loss)
            Balance at beginning of period                         (3,857)    (2,321)
            Cumulative effect of adopting new accounting policies       -      683(1)
            Other comprehensive income (loss)                         146       (473)
            -------------------------------------------------------------------------
            Balance at end of period                               (3,711)    (2,111)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Total shareholders' equity at end of period         $  21,361  $  19,667
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Consolidated Statement of Comprehensive Income

                                                       For the               For the
                                            three months ended     nine months ended
                                            July 31    July 31    July 31    July 31
            (Unaudited) ($ millions)           2008       2007       2008       2007
            -------------------------------------------------------------------------
            Comprehensive income
            Net income                    $   1,010  $   1,032  $   2,825  $   3,091
            -------------------------------------------------------------------------
            Other comprehensive income
             (loss), net of income taxes
             (Note 6) :
              Net change in unrealized
               foreign currency
               translation gains (losses)       193       (465)       993       (531)
              Net change in unrealized
               losses on
               available-for-sale
               securities                      (243)      (146)      (513)       (81)
              Net change in gains (losses)
               on derivative instruments
               designated as cash flow
               hedges                            69         97       (334)       139
            -------------------------------------------------------------------------
            Other comprehensive income
             (loss)                              19       (514)       146       (473)
            -------------------------------------------------------------------------
            Comprehensive income          $   1,029  $     518  $   2,971  $   2,618
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Certain comparative amounts have been reclassified to conform with current period presentation.

            (1) Refer to Note 1 for discussion of new accounting policies related to financial instruments adopted in the first quarter of 2007.

            The accompanying notes are an integral part of these interim consolidated financial statements.

            Condensed Consolidated Statement of Cash Flows

                                                       For the               For the
                                            three months ended     nine months ended
            -------------------------------------------------------------------------
            Sources (uses) of cash flows    July 31    July 31    July 31    July 31
             (Unaudited) ($ millions)          2008       2007       2008       2007
            -------------------------------------------------------------------------
            Cash flows from operating
             activities
            Net income                    $   1,010  $   1,032  $   2,825  $   3,091
            Adjustments to determine net
             cash flows from (used in)
             operating activities               208         (7)       424         29
            Net accrued interest
             receivable and payable              14        (73)       247        (70)
            Trading securities                6,511      6,979      4,980     (2,352)
            Derivative assets                 2,477     (1,180)     1,592     (5,617)
            Derivative liabilities           (1,134)     1,621     (4,542)     3,110
            Other, net                        2,940      2,019      4,442       (370)
            -------------------------------------------------------------------------
                                             12,026     10,391      9,968     (2,179)
            -------------------------------------------------------------------------
            Cash flows from financing
             activities
            Deposits                          7,903        314     29,240     28,896
            Obligations related to
             securities sold under
             repurchase agreements            1,196      2,168       (416)    (1,894)
            Obligations related to
             securities sold short           (3,301)       109     (4,637)     8,458
            Preferred shares issued             350          -        925        690
            Common shares issued                 82          7        145         92
            Common shares
             redeemed/purchased for
             cancellation                        (7)      (395)        (7)      (629)
            Subordinated debentures
             issued                               -          -      2,194          -
            Subordinated debentures
             redeemed                          (425)      (500)      (425)      (500)
            Cash dividends paid                (517)      (461)    (1,486)    (1,313)
            Other, net                          309         57      1,258      2,814
            -------------------------------------------------------------------------
                                              5,590      1,299     26,791     36,614
            -------------------------------------------------------------------------
            Cash flows from investing
             activities
            Interest-bearing deposits
             with banks                         845        178       (776)    (6,024)
            Securities purchased under
             resale agreements               (2,229)    (1,291)     5,458     (1,587)
            Loans, excluding
             securitizations                (16,290)   (11,703)   (38,623)   (27,934)
            Loan securitizations                892      1,321      2,584      2,764
            Securities, other than
             trading, net                      (147)      (221)    (3,051)    (1,116)
            Land, buildings and
             equipment, net of disposals        (69)       (66)      (254)      (230)
            Other, net(l)                      (376)         -     (1,457)      (119)
            -------------------------------------------------------------------------
                                            (17,374)   (11,782)   (36,119)   (34,246)
            -------------------------------------------------------------------------
            Effect of exchange rate
             changes on cash and cash
             equivalents                         31        (70)       136        (99)
            -------------------------------------------------------------------------
            Net change in cash and cash
             equivalents                        273       (162)       776         90
            Cash and cash equivalents at
             beginning of period              2,641      2,532      2,138      2,280
            -------------------------------------------------------------------------
            Cash and cash equivalents at
             end of period(2)             $   2,914  $   2,370  $   2,914  $   2,370
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Cash disbursements made for:
              Interest                    $   3,627  $   3,614  $  10,851  $  10,860
              Income taxes                $     199  $     220  $     953  $     836
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Certain comparative amounts have been reclassified to conform with current period presentation.

            (1) For the three and nine months ended July 31, 2008, comprises investments in subsidiaries, net of cash and cash equivalents at the date of acquisition of nil and $37, respectively (July 31, 2007 - nil and $3, respectively), and net of non-cash consideration of common shares issued from treasury of nil and nil, respectively
                (July 31, 2007 - nil and $15, respectively).
            (2) Represents cash and non-interest-bearing deposits with banks.

            The accompanying notes are an integral part of these interim consolidated financial statements.

            Notes to the Interim Consolidated Financial Statements (Unaudited)

            These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). They
should be read in conjunction with the consolidated financial statements for the year ended October 31, 2007. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank's year-end audited consolidated financial statements.

            1.  Changes in accounting policies

                There were no new significant accounting policies adopted in the current fiscal year. Note 1 to the Bank's 2007 annual audited consolidated financial statements describes accounting policy changes.

            2.  Sales of loans through securitizations

                The Bank securitizes residential mortgages through the creation of mortgage-backed securities. No credit losses are expected, as the mortgages are insured. For the quarter ended July 31, 2008, the key weighted-average assumptions used to measure the fair value at the dates of securitization were a prepayment rate of 20%, an excess spread of 1.5% and a discount rate of 3.9%. The following table summarizes the Bank's sales:

                                                       For the               For the
                                            three months ended     nine months ended
            -------------------------------------------------------------------------
                                 July 31   April 30    July 31    July 31    July 31
            ($ millions)            2008       2008       2007       2008       2007
            -------------------------------------------------------------------------
            Net cash
             proceeds(1)        $    892   $  1,142   $  1,321   $  2,584   $  2,764
            Retained interest         32         37         28         85         77
            Retained servicing
             liability                (5)        (6)        (9)       (15)       (20)
            -------------------------------------------------------------------------
                                     919      1,173      1,340      2,654      2,821
            Residential
             mortgages
             securitized             900      1,142      1,351      2,597      2,817
            -------------------------------------------------------------------------
            Net gain (loss) on
             sale               $     19   $     31   $    (11)  $     57   $      4
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Excludes insured mortgages which were securitized and retained by the
                Bank of $157 for the three months ended July 31, 2008 (April 30, 2008
                - $555; July 31, 2007 - $1,008), and $2,063 for the nine months ended
                July 31, 2008 (July 31, 2007 - $1,716) As at July 31, 2008, the
                outstanding balance of mortgage-backed securities was $4,850, and these assets have been classified as available-for-sale securities.

            3.  Impaired loans and allowance for credit losses

            (a) Impaired loans
                                                                   As at
            -------------------------------------------------------------------------
                                                       July 31   April 30 October 31
                                                          2008       2008       2007
            -------------------------------------------------------------------------
                                           Specific
            ($ millions)           Gross  allowance(l)     Net        Net        Net
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            By loan type:
              Residential
               mortgages        $    542   $    162   $    380   $    237   $    203
              Personal and
               credit cards          618        551         67        168         51
              Business and
               government          1,003        441        562        440        347
            -------------------------------------------------------------------------
            Total               $  2,163   $  1,154   $  1,009   $    845   $    601
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            By geography:
              Canada                                  $    308   $    309   $    231
              United States                                 72          4          4
              Other Inter-
               national                                    629        532        366
            -------------------------------------------------------------------------
            Total                                     $  1,009   $    845   $    601
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) The specific allowance for impaired loans evaluated on an individual basis totalled $441 (April 30, 2008 - $464; October 31, 2007 - $383).

            (b) Allowance for credit losses

                The following table summarizes the change in the allowance for credit losses.
                                                       For the               For the
                                            three months ended     nine months ended
            -------------------------------------------------------------------------
                                 July 31   April 30    July 31    July 31    July 31
            ($ millions)            2008       2008       2007       2008       2007
            -------------------------------------------------------------------------
            Balance at
             beginning of
             period             $  2,498   $  2,462   $  2,516   $  2,252   $  2,618
            Write offs              (218)      (190)      (179)      (602)      (483)
            Recoveries                52         51         38        154        137
            Provision for
             credit losses(4)        159        153         92        423        175
            Other, including
             foreign exchange
             adjustment              (6)         22        (34)       258        (14)
            -------------------------------------------------------------------------
            Balance at the end
             of period(1)(2)(3) $  2,485   $  2,498   $  2,433   $  2,485   $  2,433
            -------------------------------------------------------------------------
            (1) As at July 31, 2008, includes $143 of specific allowance and $25 of general allowances relating to acquisition of a new subsidiary (April
                30, 2008 - $149 and $25, respectively; July 31, 2007 - $37 and $16, respectively), which may change as the valuation of the acquired loan assets is finalized.
            (2) As at July 31, 2008, $8 has been recorded in other liabilities (April
                30, 2008 - $8; July 31, 2007 - $10).
            (3) As at July 31, 2008, the general allowance for credit losses was
                $1,323 (April 30, 2008 - $1,323; July 31, 2007 - $1,298).
            (4) For the three and nine months ended July 31, 2008, net of reduction in general allowance of nil. (For the three and nine months ended
                July 31, 2007, net of reduction in general allowance of nil and $25, respectively.)

            4.  Subordinated debentures

                Subordinated debentures totaling $300 million were issued on
                January 31, 2008, and will mature on January 31, 2018. Interest is payable semi-annually in arrears, commencing on July 31, 2008, at
                5.30% per annum until January 31, 2013. From January 31, 2013, until maturity, interest is payable at an annual rate equal to the 90-day
                Bankers' Acceptance Rate plus 1.90%, payable quarterly commencing
                April 30, 2013. The subordinated debentures are redeemable by the
                Bank at any time, subject to written approval of the Superintendent of Financial Institutions Canada. The subordinated debentures qualify as Tier 2B capital.

                Subordinated debentures totaling (Yen)10 billion were issued on
                November 20, 2007, and will mature on November 20, 2037. Interest is payable semi-annually in arrears, commencing on May 20, 2008, at an annual rate of 3.015%. The subordinated debentures are redeemable by the Bank on November 20, 2017, with the prior written approval of the
                Superintendent of Financial Institutions Canada. The subordinated debentures qualify as Tier 2B capital.

                Subordinated debentures totaling $1,700 million were issued on
                March 27, 2008, and will mature on March 27, 2018. Interest is payable semi-annually in arrears, commencing on September 29, 2008, at 4.99% per annum up until March 27, 2013. From March 27, 2013, until maturity, interest is payable at an annual rate equal to the
                90-day Bankers' Acceptance Rate plus 2.00%, payable quarterly in arrears commencing on June 27, 2013. The subordinated notes are redeemable by the Bank at any time, subject to written approval of the Superintendent of Financial Institutions Canada. The subordinated debentures qualify as Tier 2B capital.

                Subordinated debentures totalling (Yen)10 billion were issued on
                April 9, 2008, and will mature on April 9, 2038. Interest is payable semi-annually in arrears, commencing on October 9, 2008, at an annual interest rate of 3.37%. The subordinated debentures are redeemable by the Bank on April 9, 2018, with the prior written approval of the
                Superintendent of Financial Institutions Canada. The subordinated debentures qualify as Tier 2B capital.

                On July 22, 2008, the Bank redeemed all of its $425 million 5.65%
                subordinated debentures due July 22, 2013 at par plus accrued interest to the redemption date.

            5.  Capital management

                The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve three major objectives:
                exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings and provide the Bank's shareholders with acceptable returns.

                Capital is managed in accordance with the Board-approved Capital
                Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank.
                The Bank's Finance, Group Treasury and Global Risk Management (GRM)
                groups are key in implementing the Bank's capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

                Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of
                Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Bank for International Settlements. A revised
                Basel Capital Framework (Basel II) was adopted by the Bank and other
                Canadian banks effective this fiscal year.

                Effective November 1, 2007, regulatory capital ratios are determined in accordance with the revised capital framework, based on the
                International Convergence of Capital Measurement and Capital
                Standards: A Revised Framework, commonly known as Basel II. Changes to the computation of regulatory capital from the previous framework
                (Basel I) are primarily the amount and categorization of prescribed inclusions and deductions from capital, such as the calculation of the eligible allowance deduction and the deduction for specified corporations (such as insurance entities and associated
                corporations), which is now split between two categories of capital.
                In addition, the computation of risk-weighted assets was revised to more closely align risk weight parameters with the individual risk profile of banks by introducing substantive changes to prescribed risk weights for credit risk exposures, including the use of internally derived credit risk parameters, and introducing an explicit new risk weight for operational risk. Capital requirements for market risk were generally unchanged.

                Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. However, in order to limit sudden declines in the capital levels for the industry in aggregate, capital floors were introduced for the first two years after full implementation of AIRB. A capital floor of 90% of the
                Basel I calculation will apply in the first year of full approval and
                80% in the second year, if required. In the second quarter, the Bank received regulatory approval to move to the 90% floor.

                The Bank received approval, with conditions, from OSFI to use AIRB for material Canadian, U.S. and European portfolios effective
                November 1, 2007. The remaining credit portfolios are targeted to implement AIRB in November 2010. In the interim period, the Bank will use the standardized approach for these portfolios. As well, the Bank is using the standardized approach to calculate the operational risk capital requirements.

                Total regulatory capital is composed of tier 1 and tier 2 capital as follows:

                                                                    As at
            -------------------------------------------------------------------------
                                                       July 31   April 30 October 31
            (unaudited)($ millions)                       2008       2008     2007(1)
            -------------------------------------------------------------------------
            Shareholders' equity per Consolidated
             Balance Sheet                            $ 21,361   $ 20,423   $ 18,804
            Capital instrument liabilities - trust
             securities                                  2,750      2,750      2,750
            Non-controlling interest in subsidiaries       455        588        497
            Goodwill deduction                          (2,134)    (2,162)    (1,134)
            Components of accumulated other
             comprehensive income excluded from
             Tier 1 capital                                155        (19)      (692)
            Other capital deductions(2)                   (512)      (507)         -
            -------------------------------------------------------------------------
            Tier 1 capital                            $ 22,075   $ 21,073   $ 20,225
            -------------------------------------------------------------------------
            Qualifying subordinated debentures,
             net of amortization                         3,234      3,659      1,452
            Capital instrument liabilities - trust
             subordinated notes                          1,000      1,000      1,000
            Other net capital items(3)                    (265)      (144)       304
            -------------------------------------------------------------------------
            Tier 2 capital                            $  3,969   $  4,515   $  2,756
            -------------------------------------------------------------------------
            Total regulatory capital                  $ 26,044   $ 25,588   $ 22,981
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Effective November 1, 2007, regulatory capital is determined in accordance with Basel II The comparative amounts as at October 31,
                2007 were determined in accordance with Basel I.
            (2) Comprised primarily of 50% of investments in certain specified corporations acquired after January 1, 2007. Prior to November 1,
                2007, 100% of investments in certain specified corporations was deducted from Tier 2 capital; commencing November 1, 2007, those acquired after January 1, 2007, are now split 50:50 between Tier 1 and Tier 2.
            (3) Comprised mainly of eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale securities less prescribed deductions including investments in specified
                corporations.

                The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-
                weighted assets are computed by applying a combination of the Bank's internal credit risk parameters and OSFI prescribed risk weights to on-and off-balance sheet exposures.

                The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for total capital. The Bank exceeded these minimum ratios for all reported periods. OSFI has also prescribed an asset-
                to-capital leverage multiple; the Bank was in compliance with this threshold for all reported periods.

                Significant capital transactions

                Series 17 non-cumulative preferred shares totaling $230 million were issued on January 31, 2008, and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, in an amount per share of $0.35. The initial dividend, paid on April
                28, 2008, was $0.33753 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 26, 2013, at
                $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 26, 2017, following which no redemption premium is payable. These preferred shares qualify as Tier 1 capital.

                Series 18 non-cumulative 5-year rate reset preferred shares totaling
                $300 million and $45 million were issued on March 25, 2008, and
                March 27, 2008, respectively. Holders are entitled to receive fixed non-cumulative preferential cash dividends payable quarterly, if and when declared, in an amount of $0.3125 per share for the initial five-year fixed rate period ending on April 25, 2013. The initial dividend, in an amount of $0.4315 per share, was paid on July 29,
                2008. Subsequent to the initial five year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 2.05%, multiplied by $25.00. Holders of Series 18 preferred shares have the option to convert their shares into an equal number of Series 19 non-cumulative floating rate preferred shares on April
                26, 2013, and on April 26 every five years thereafter. Series 19 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the T-Bill rate plus 2.05%, multiplied by
                $25.00. If the Bank determines that, after giving effect to any
                Election Notices received, there would be less than 1,000,000 Series
                18 preferred shares issued and outstanding on the applicable Series
                18 Conversion Date, all of the issued and outstanding Series 18 preferred shares will automatically be converted on such Series 18
                Conversion Date into an equal number of Series 19 preferred shares.
                With prior written approval of the Superintendent of Financial
                Institutions Canada, Series 18 preferred shares and, if applicable,
                Series 19 preferred shares, are redeemable by the Bank. These shares are redeemable at $25.00 per share on April 26, 2013, and every five years thereafter. On all other dates beginning April 26, 2013, Series
                19 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share. These preferred shares qualify as Tier 1 capital.

                Series 20 non-cumulative five-year rate reset preferred shares totaling $350 million were issued on June 10, 2008. Holders are entitled to receive fixed non-cumulative preferential cash dividends payable quarterly, if and when declared, in an amount of $0.3125 per share for the initial five-year fixed rate period ending on October
                25, 2013. The initial dividend was paid on July 29, 2008, in the amount of $0.1678 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 1.70%, multiplied by $25.00. Holders of Series
                20 preferred shares have the option to convert their shares into an equal number of Series 21 non-cumulative floating rate preferred shares on October 26, 2013, and on October 26 every five years thereafter. Series 21 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the T-Bill rate plus 1.70%, multiplied by $25.00. If the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 Series 20 preferred shares issued and outstanding on the applicable Series 20 Conversion Date, all of the issued and outstanding Series 20 preferred shares will automatically be converted on such Series 20 Conversion Date into an equal number of
                Series 21 preferred shares. With prior written approval of the
                Superintendent of Financial Institutions Canada, Series 20 preferred shares and, if applicable, Series 21 preferred shares, are redeemable by the Bank. These shares are redeemable at $25.00 per share on
                October 26, 2013, and every 5 years thereafter. On all other dates beginning October 26, 2013, Series 21 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.
                These preferred shares qualify as Tier 1 capital.

                In the first quarter of 2007, the Bank initiated a normal course issuer bid to purchase up to 20 million of the Bank's common shares.
                This represented approximately 2% of the Bank's common shares outstanding as at December 31, 2007. The bid terminated on January
                11, 2008. The Bank did not purchase any common shares pursuant to this bid during the first quarter.

                In the third quarter of 2008, the Bank initiated a new normal course issuer bid to purchase up to 20 million of the Bank's common shares.
                This represented approximately 2% of the Bank's common shares outstanding as at April 30, 2008. The bid will terminate on the earlier of January 11, 2009, or the date the Bank completes its purchases. During the third quarter, the Bank purchased 125,000 common shares pursuant to this bid.

                The Bank issued 803,060 shares from Treasury in the third quarter as part of the Bank's Shareholder Dividend and Share Purchase Plan.
                These additional common shares were issued at an average price of
                $48.88 per share.

            6.  Accumulated other comprehensive income (loss)

                The components of accumulated other comprehensive income (loss) as at
                July 31, 2008, and other comprehensive income (loss) for the nine months then ended were as follows:

            Accumulated other comprehensive income (loss)

                                                 As at and for the nine months ended
            -------------------------------------------------------------------------
                                   Opening          Net       Ending      Opening
                                   balance       change      balance      balance
            -------------------------------------------------------------------------
                                October 31                   July 31   October 31
                                      2007                      2008         2006
            -------------------------------------------------------------------------
            ($ millions)
            Unrealized foreign
             currency
             translation gains
             (losses), net of
             hedging activities   $ (4,549)    $    993     $(3,556)(1)  $ (2,321)
            Unrealized gains
             (losses) on
             available-for-sale
             securities, net of
             hedging activities        639         (513)         126(2)         -
            Gains (losses) on
             derivative
             instruments
             designated as
             cash flow hedges           53         (334)       (281)(3)         -
            -------------------------------------------------------------------------
            Accumulated other
             comprehensive
             income (loss)        $ (3,857)    $    146     $ (3,711)    $ (2,321)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                                 As at and for the nine months ended
            -----------------------------------------------------------
                                Transition          Net       Ending
                                    amount       change      balance
            -----------------------------------------------------------
                                November 1                   July 31
                                      2006                      2007
            ($ millions)
            Unrealized foreign
             currency
             translation gains
             (losses), net of
             hedging activities   $      -     $   (531)    $(2,852)(l)
            Unrealized gains
             (losses) on
             available-for-sale
             securities, net of
             hedging activities        706          (81)         625(2)
            Gains (losses) on
             derivative
             instruments
             designated as
             cash flow hedges          (23)         139          116(3)
            -----------------------------------------------------------
            Accumulated other
             comprehensive
             income (loss)        $    683     $   (473)    $ (2,111)
            -----------------------------------------------------------
            -----------------------------------------------------------
            (1) Net of income tax expense of$546 (July 31, 2007 - nil).
            (2) Net of income tax expense of $81 (July 31, 2007 - $355). Also, the net unrealized gain as at July 31, 2008 includes unrealized losses of
                $574 (July 31, 2007 - $200) after tax on the available-for-sale securities.
            (3) Net of income tax benefit of $132 (July 31, 2007 - expense of $57).

            Other comprehensive income (loss)

            The following table summarizes the changes in the components of other comprehensive income (loss).

                                                       For the               For the
                                            three months ended     nine months ended
            -------------------------------------------------------------------------
                                            July 31    July 31    July 31    July 31
            ($ millions)                       2008       2007       2008       2007
            -------------------------------------------------------------------------
            Net change in unrealized
             foreign currency translation
             losses
            Net unrealized foreign
             currency translation gains
             (losses)(1)                   $    279   $   (742)  $  1,602   $   (859)
            Net gains (losses) on hedges
             of net investments in
             self-sustaining foreign
             operations(2)                      (86)       277       (609)       328
            -------------------------------------------------------------------------
                                                193       (465)       993       (531)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Net change in unrealized gains
             on available-for-sale
             securities
            Net unrealized gains (losses)
             on available-for-sale
             securities(3)                     (213)      (118)      (356)        23
            Reclassification of net gains
             to net income(4)                   (30)       (28)      (157)      (104)
            -------------------------------------------------------------------------
                                               (243)      (146)      (513)       (81)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Net change in gains (losses)
             on derivative instruments
             designated as cash flow
             hedges
            Net gains (losses) on
             derivative instruments
             designated as cash flow
             hedges(5)                          187       (129)       487          5
            Reclassification of net
             (gains) losses to net
             income(6)                         (118)       226       (821)       134
            -------------------------------------------------------------------------
                                                 69         97       (334)       139
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Other comprehensive income
                                           $     19   $   (514)  $    146   $   (473)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) For the three and nine months ended July 31, 2008, net of income expense of nil (July 31, 2007 - nil).
            (2) For the three and nine months ended July 31, 2008, net of income tax benefit of $28 and expense of $119, respectively. (July 31, 2007 -
                nil and nil respectively).
            (3) For the three and nine months ended July 31, 2008, net of income tax benefit of $83 and $187, respectively (July 31, 2007 - benefit of $56 and expense of $26, respectively).
            (4) For the three and nine months ended July 31, 2008, net of income tax expense of $22 and $70, respectively (July 31, 2007 - expense of $17 and $54, respectively).
            (5) For the three and nine months ended July 31, 2008, net of income tax expense of $85 and $223, respectively (July 31, 2007 - benefit of $64 and expense of $3, respectively).
            (6) For the three and nine months ended July 31, 2008, net of income tax expense of $54 and $380, respectively (July 31, 2007 - benefit of
                $113 and $67, respectively).

            7.  Financial instruments

                Financial risk management

                The Bank's principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the
                Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank has a comprehensive risk management framework to monitor, evaluate and manage these risks. This risk management framework has four main components, as follows:

                -  extensive risk management policies define the Bank's risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. These policies are approved by the Bank's
                   Board of Directors, either directly or through the Executive and
                   Risk Committee, (the Board);
                -  guidelines are developed to clarify risk limits and conditions under which the Bank's risk policies are implemented;
                -  processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and
                -  compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.

                Credit risk

                Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank's credit risk strategy and credit risk policy are developed by Global Risk Management (GRM) and are reviewed and approved by the Board on an annual basis. The credit risk strategy defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the credit risk strategy are to ensure that, for the Bank, including the individual business lines:

                -  target markets and product offerings are well denned;
                -  the risk parameters for new underwritings and for the portfolios as a  whole are clearly specified; and
                -  transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.

                The credit risk policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, the calculation of the allowance for credit losses and the authorization of writeoffs. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.

                The Bank's credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and transaction ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities' structural and collateral-related elements. For retail portfolios, each exposure has been assigned to a particular pool (real estate secured, other retail
                - term lending, unsecured revolving), and within each pool to a risk grade. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the pool and risk grade levels.

                Credit quality of financial assets

                The Bank's non-retail portfolio is well diversified by industry, and there has not been a significant change in concentrations of credit risk since October 31, 2007.

                The Bank's retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification.

                (a) Corporate and commercial

                Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty.

                Key factors considered in the assessment include: the borrower's management; the borrower's current and projected financial results and credit statistics; the industry in which the borrower operates;
                economic trends; and geopolitical risk. Banking units and GRM also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.

                As at July 31, 2008, a significant portion of the authorized corporate and commercial lending portfolio was internally rated at a rating that would generally equate to an investment grade rating by external rating agencies.

                (b) Retail

                The Bank's credit underwriting methodology and risk modeling in
                Canada is customer rather than product focused. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive scoring models. Individual credit requests are processed by proprietary adjudication software designed to calculate the maximum debt for which a customer qualifies.

                As at July 31, 2008, the amount of retail loans that were past due but not impaired was not significant.

                Derivative instruments

                To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure. The Bank applies limits to each counterparty, measures exposure as the current fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. Investment grade counterparties account for a significant portion of the credit risk exposure arising from the
                Bank's derivative transactions as at July 31, 2008.

                Derivative instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquiring exposure to bond or loan assets, while credit protection is bought to manage or mitigate credit exposures.

                Collateral

                (a) Collateral held

                In the normal course of business, the Bank receives collateral on certain transactions to reduce its exposure to counterparty credit risk. The Bank is normally permitted to sell or repledge the collateral it receives under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities.

                (b) Collateral pledged

                In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. As at July
                31, 2008, total assets pledged were $43 billion (April 30, 2008 - $46 billion; October 31, 2007 - $40 billion). Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities. Standard risk management controls are applied with respect to asset pledging.

                Liquidity risk

                Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The
                Bank's liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee
                (LCO) provides senior management oversight of liquidity risk through its weekly meetings.

                The key elements of the Bank's liquidity risk management framework include:

                -  liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
                -  prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
                -  large holdings of liquid assets to support its operations, (see table below) which can generally be sold or pledged to meet the
                   Bank's obligations;
                -  liquidity stress testing, including Bank-specific, Canada-
                   systemic, and global-systemic scenarios; and
                -  liquidity contingency planning.

            Liquid assets
                                                                               As at
                                                     --------------------------------
                                                                             July 31
                                                                                2008
            -------------------------------------------------------------------------
                                                      Canadian    Foreign
            ($ millions)                                dollar   currency      Total
            -------------------------------------------------------------------------
            Cash and deposits with the Bank of
             Canada                                   $    743   $  4,931   $  5,674
            Deposits with other banks                    3,668     23,554     27,222
            Securities                                  50,925     22,488     73,413
            Call and short loans                             -        919        919
            -------------------------------------------------------------------------
                                                      $ 55,336   $ 51,892   $107,228
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Liquid assets as a % of total assets                                23.2%
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                Contractual maturities

                The table below shows the contractual maturities of certain of the
                Bank's financial liabilities as at July 31, 2008. The Bank's deposit liabilities shown below are those recorded in Canada and the United
                States, which amounted to $256 billion, representing 77% of the
                Bank's total deposits.

                                                Payable on a fixed date
                                             ------------------------------
                                                                   Greater
                           Payable   Payable      Less    One to      than
                                on     after  than one      five      five
            ($ millions)    demand    notice      year     years     years     Total
            -------------------------------------------------------------------------
            Deposits      $ 18,927  $  7,298  $157,706  $ 61,972  $  9,710  $255,613
            Subordinated
             debentures          -         -       257         -     3,281     3,538
            Capital
             instrument
             liabilities         -         -         -         -       500       500
            -------------------------------------------------------------------------
            Total         $ 18,927  $  7,298  $157,963  $ 61,972  $ 13,491  $259,651
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                Deposits

                The Bank's foreign operations have liquidity management frameworks that are similar to the Bank's framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

                Commitments to extend credit

                In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Balance
                Sheet, are subject to normal credit standards, financial controls and monitoring procedures. As at July 31, 2008, the majority of commitments to extend credit had a remaining term to maturity of less than one year.

                Derivative instruments

                The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. As at July 31, 2008, more than half of the notional value of the Bank's derivative instruments mature within one year, while 85% mature within five years.

                Market risk

                Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The LCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank's market risk exposures and the activities that give rise to these exposures.

                The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The Board reviews results from these metrics quarterly.
                Models are independently validated prior to implementation and are subject to formal periodic review.

                VaR is a statistical measure that estimates the potential loss in value of the Bank's trading positions due to adverse market movements over a defined time horizon with a specified confidence level (see
                Trading portfolio risk management further below). The quality of the
                Bank's VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank's capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 75 stress tests on a daily basis, and more than 250 stress tests on a monthly basis.

                Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers. Gap analysis is used to assess the interest rate sensitivity of the
                Bank's retail, wholesale banking and international operations. Under gap analysis, interest rate-sensitive assets, liabilities and derivative instruments are assigned to defined time periods, on the earlier of contractual repricing or maturity dates based on expected repricing dates.

                Interest rate risk

                Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer. The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank's funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to income and economic value of shareholders' equity. The income limit measures the effect of a specified shift in interest rates on the Bank's annual net income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank's net assets. Interest rate exposures in individual currencies are also controlled by gap limits.

                Based on the Bank's interest rate positions as at July 31, 2008, the following table shows the potential after-tax impact on the Bank's net income over the next 12 months and economic value of
                shareholders' equity of an immediate and sustained 100 basis point increase and decrease in interest rates across all currencies.

                Interest rate sensitivity
                ---------------------------------------------------------------------
                                                                            Economic
                                                                               value
                ($ millions)                                   Net income  of equity
                ---------------------------------------------------------------------
                100 bp increase                                  $     14   $   (153)
                ---------------------------------------------------------------------
                100 bp decrease                                  $    (75)  $    190
                ---------------------------------------------------------------------

                Foreign currency risk

                Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. The
                Bank's exposure to its net investments in self-sustaining foreign operations is controlled by a Board-approved limit. This limit considers potential volatility to shareholders' equity as well as the potential impact on capital ratios from foreign exchange
                fluctuations. On a quarterly basis, the LCO reviews the Bank's exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.

                The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The LCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.

                As at July 31, 2008, a one per cent increase (decrease) in the
                Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank's before-tax annual earnings by approximately $37 million in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the
                Canadian dollar would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders' equity by approximately $162 million as at July 31, 2008, net of hedging.

                Equity risk

                Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories:
                general equity risk, which refers to the sensitivity of an instrument or portfolio's value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument's price volatility that is determined by entity-specific characteristics.

                The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio, VaR, and stress-test limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.

                The majority of the Bank's equity investment portfolios are managed by Group Treasury under the strategic direction of the LCO. Group
                Treasury delegates the management of a portion of equity and equity-
                related portfolios to Scotia Cassels Investment Counsel Limited and other external fund managers to take advantage of these fund managers' expertise in particular market niches and products.

                The fair value of available-for-sale equity securities was $3,221 million as at July 31, 2008.

                Trading portfolio risk management

                The Bank's policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.

                Market risk arising from the Bank's trading activities is managed in accordance with Board-approved policies and limits, including aggregate VaR and stress testing limits.

                Trading portfolios are marked to market in accordance with the Bank's valuation policies. Positions are marked to market daily and valuations are independently reviewed by back office or GRM units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, a one-day holding period and historical simulations based on 300 days of market data. This means that, on average, the trading book may lose more than the VaR about once every 100 days.

                The table below shows the Bank's VaR by risk factor:

                                                  One-day VaR by risk factor
                ---------------------------------------------------------------------
                                              As at     For the three months ended
                                            July 31,          July 31, 2008
                ($ millions)                   2008   Average        High        Low
                ---------------------------------------------------------------------
                Interest rate                  12.9       13.0       16.6       10.8
                Equities                        2.9        3.5        4.6        2.7
                Foreign exchange                1.0        0.9        1.8        0.6
                Commodities                     2.9        3.0        3.4        2.5
                Diversification                (4.3)      (4.6)       n/a        n/a
                ---------------------------------------------------------------------
                All-Bank VaR                   15.4       15.8       17.5       13.9
                ---------------------------------------------------------------------

                Hedges

                There are three main types of hedges for accounting purposes: (i)
                fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

                In a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk.
                The Bank utilizes fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include bond assets, loans, deposit liabilities and subordinated debentures.

                In a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income until the hedged item affects the Consolidated Statement of Income. The Bank utilizes cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate. The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net loss of approximately $122 million (after tax). As at July 31, 2008, the maximum length of cash flow hedges outstanding was less than
                10 years.

                In a net investment hedge, the change in fair value of the hedging instrument is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from the self-sustaining foreign operation are recognized in income.

                Any hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. The Bank recorded a gain of $17 million during the three months ended July 31, 2008
                (July 31, 2007 - gain of $ 1 million), of which a gain of $6 million
                (July 31, 2007 - loss of $1 million) related to cash flow hedges, due to the ineffective portion of designated hedges. For the nine months ended July 31, 2008, the Bank recorded a gain of $14 million (July
                31, 2007 - gain of $7 million) of which a gain of $ 13 million
                (July 31, 2007 - gain of $3 million) related to cash flow hedges.
                When either a fair value or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other
                comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.

                Items designated as trading

                The Bank has elected to designate certain portfolios of assets and liabilities as trading which are carried at fair value with changes in fair values recorded in income.

                The Bank's trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments. The fair value of these loans was $8.6 billion as at July 31, 2008 (April 30, 2008 - $7.5 billion;
                October 31, 2007 - $4.1 billion). The change in fair value that was recorded through trading income for the three and nine months ended
                July 31, 2008 was a loss of $5 million (July 31, 2007 - loss of
                $82 million) and a loss of $232 million (July 31, 2007 - gain of
                $122 million), respectively. These changes in fair value were substantially offset by the changes in the fair value of the related credit derivatives.

                The Bank's trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these loans was $64 million as at July
                31, 2008 (April 30, 2008 - $83 million; October 31, 2007 - $151 million). The change in fair value that was recorded through trading income for the three and nine months ended July 31, 2008, was a loss of less than $1 million (July 31, 2007 - loss of $1 million) and a loss of $3 million (July 31, 2007 - gain of $8 million),
                respectively.

                The Bank has classified certain deposit note liabilities containing extension features as trading, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these liabilities was
                $404 million of as at July 31, 2008 (April 30, 2008 - $573 million;
                October 31, 2007 - $847 million). The change in fair value that was recorded through net interest income for the three and nine months ended July 31, 2008 was a gain of less than $1 million (July 31, 2007
                - gain of $14 million) and a loss of $13 million (July 31, 2007 -
                gain of $15 million), respectively. The change in fair value, which is mainly attributable to changes in interest rates, was
                substantially offset by the change in fair value of the related derivatives. At July 31, 2008, the Bank is contractually obligated to pay $401 million to the holders of the notes at maturity (April 30,
                2008 - $569 million; October 31, 2007 - $853 million).

            8.  Employee future benefits

                Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank's principal plans(1):

                                                       For the               For the
                                            three months ended     nine months ended
            -------------------------------------------------------------------------
                                 July 31   April 30    July 31    July 31    July 31
            ($ millions)            2008       2008       2007       2008       2007
            -------------------------------------------------------------------------
            Benefit expenses
            Pension plans       $      -   $      1   $      5   $      2   $     21
            Other benefit plans       29         30         30         88         90
            -------------------------------------------------------------------------
                                $     29   $     31   $     35   $     90   $    111
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

            9.  Segmented results of operations

                Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking,
                International Banking and Scotia Capital. Results for these operating segments are presented in the Business segment income tables above.

            10. Acquisitions

                On May 13, 2008, the Bank agreed with Intesa Sanpaolo S.p.A. to acquire its shares and other interests in Scotiabank Peru for approximately $230 million, which increases the Bank's ownership in
                Scotiabank Peru from 78% to 98%. This transaction was accounted for this quarter and resulted in an increase in goodwill of approximately
                $63 million. There is also a reduction in non-controlling interest in subsidiaries of $164 million. The purchase price allocation may be refined as the Bank completes its valuation of the assets acquired and liabilities assumed.

                In 2007, the Bank acquired an equity interest in Dundee Wealth Inc.
                Under the acquisition agreement the Bank had a right to acquire additional shares in the secondary market up to a 19.9% ownership interest. During the third quarter, the Bank exercised this right and acquired additional shares bringing its ownership to approximately
                19.4%. This investment is accounted for under the equity method.

                On July 14, 2008, the Bank announced its agreement with E(x)TRADE
                Financial Corporation to acquire 100% of E(x)TRADE Canada for US
                $442 million. The transaction is subject to regulatory approval and is expected to close during the fourth quarter.

                The Bank completed the acquisition of Chile's Banco del Desarrollo on
                November 26, 2007, through the acquisition of 99.5% of the outstanding shares for $1.0 billion Canadian dollar equivalent (CDE).
                Total assets at acquisition were approximately CDE $5.6 billion, mainly comprised of loans. The Bank will combine the operations of
                Banco del Desarrollo with its existing Scotiabank Sud Americano banking operations. Based on acquisition date fair values, approximately CDE $797 million has been allocated to the estimated value of goodwill acquired. The purchase price allocation may be refined as the Bank completes its valuation of the assets acquired and liabilities assumed.
            >>

            SHAREHOLDER & INVESTOR INFORMATION

            Direct deposit service

            Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association.
To arrange direct deposit service, please write to the transfer agent.

            Dividend and Share Purchase Plan

            Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
            As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the
Bank.
            For more information on participation in the plan, please contact the transfer agent.

            Dividend dates for 2008

            Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

            <<
                Record Date          Payment Date
                January 2            January 29
                April 1              April 28
                July 2(x)            July 29
                October 7            October 29
            >>

            (x) July 4 (Preferred Shares Series 20)

            Annual Meeting date for fiscal 2008

            The Annual Meeting of Shareholders of the Bank for the fiscal year ending
October 31, 2008, will be held in Halifax, Nova Scotia, at 10:00 a.m., on
Tuesday, March 3, 2009.

            Duplicated communication

            If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

            Website

            For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

            Conference call and Web broadcast

            The quarterly results conference call will take place on August 26, 2008, at 2:00 p.m. EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-733-7571 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are invited to submit questions by
e-mail to investor.relations(at)scotiabank.com.
            A telephone replay of the conference call will be available from
August 26, 2008, to September 9, 2008, by calling (416) 640-1917 and entering the identification code 21280123 followed by the number sign. The archived audio webcast will be available on the Bank's website for three months.

            -------------------------------------------------------------------------

            <<
            Contact information

            Investors:

            Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

                Scotiabank
                Scotia Plaza, 44 King Street West
                Toronto, Ontario, Canada M5H 1H1
                Telephone: (416) 866-5982
                Fax: (416)866-7867
                E-mail: investor.relations(at)scotiabank.com

            Media:

            For other information and for media enquiries, please contact the Public,
Corporate and Government Affairs Department at the above address.

                Telephone: (416) 866-3925
                Fax:(416)866-4988
                E-mail: corpaff(at)scotiabank.com

            Shareholders:

            For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:

                Computershare Trust Company of Canada
                100 University Avenue, 9th Floor
                Toronto, Ontario, Canada M5J 2Y1
                Telephone: 1-877-982-8767
                Fax:1-888-453-0330
                E-mail: service(at)computershare.com

                Co-Transfer Agent (U.S.A.)
                Computershare Trust Company N.A.
                350 Indiana Street
                Golden, Colorado 80401 U.S.A.
                Telephone: 1-800-962-4284

            For other shareholder enquiries, please contact the Finance Department:

                Scotiabank
                Scotia Plaza, 44 King Street West
                Toronto, Ontario, Canada M5H 1H1
                Telephone: (416) 866-4790
                Fax: (416)866-4048
                E-mail: corporate.secretary(at)scotiabank.com
            >>

            Rapport trimestriel disponible en francais

            Le Rapport annuel et les etats financiers de la Banque sont publies en francais et en anglais et distribues aux actionnaires dans la version de leur choix. Si vous preferez que la documentation vous concernant vous soit adressee en francais, veuillez en informer Relations publiques, Affaires de la societe et Affaires gouvernementales, La Banque de Nouvelle-Ecosse, Scotia
Plaza, 44, rue King Ouest,Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'etiquette d'adresse, afin que nous puissions prendre note du changement.

            The Bank of Nova Scotia is incorporated in Canada with limited liability.

            %SEDAR: 00001289EF          %CIK: 0000009631

            /For further information: Kevin Harraher, Vice-President, Investor
Relations, (416) 866-5982; Frank Switzer, Public Affairs, (416) 886-7238/
            (BNS. BNS)

CO:  Scotiabank; Scotiabank - Financial Releases

CNW 11:23e 26-AUG-08